UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Transition Period From _____ To _____

Commission File Number 1-36346

OXBRIDGE RE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands	**98-1150254**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Suite 201 42 Edward Street P.O. Box 469 Grand Cayman, Cayman Islands	**KY1-9006**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (345) 749-7570

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.001 (USD) per share	OXBR	The NASDAQ Capital Market
Warrants	OXBRW	The NASDAQ Capital Market

Securities Registered Pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant was $11,646,248 (based upon the quoted closing sale price per share of the registrant's ordinary shares on The NASDAQ Capital Market) on the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025). For purposes of this calculation, the registrant has assumed that its directors and executive officers as of June 30, 2025 were affiliates.

As of March 26, 2026, 7,801,374 ordinary shares, par value $0.001 (USD) per share, were outstanding.

Documents Incorporated by Reference:

Information required by Part III is incorporated by reference from registrant's Proxy Statement for its 2026 annual meeting of stockholders or an amendment to this Annual Report on Form 10-K, which will be filed with the Securities and Exchange Commission within 120 days after the end of its fiscal year ended December 31, 2025.

OXBRIDGE RE HOLDINGS LIMITED

Index to Annual Report on Form 10-K

Year Ended December 31, 2025

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Unless the context dictates otherwise, references to "we," "us," "our," "our company," or "the Company" in this Annual Report on Form 10-K refer to Oxbridge Re Holdings Limited and its subsidiaries, Oxbridge Reinsurance Limited, SurancePlus Holdings Ltd., Oxbridge Re NS, SurancePlus Inc. and DSN Blockchain Technologies Ltd.

All statements in this Annual Report on Form 10-K, including in the section entitled "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" (refer to Part I, Item 7 of this Annual Report on Form 10-K), other than statements of historical fact, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements generally are identified by the words such as "believe," "project," "predict," "expect," "anticipate," "estimate," "intend," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from our historical results and the forward-looking statements and you should not place undue reliance on the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "*Risk Factors*" (refer to Part I, Item 1A, of this Annual Report on Form 10-K). We undertake no obligation, other than imposed by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on the forward-looking statements which speak only to the dates on which they were made.

PART I

ITEM 1 BUSINESS

Overview

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS. We focus on underwriting fully collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts. We were organized in April 2013. Oxbridge Re NS functions as a reinsurance sidecar which increases the underwriting capacity of Oxbridge Reinsurance Limited. Oxbridge Re NS issues participating notes to third party investors, the proceeds of which are utilized to collateralize Oxbridge Reinsurance Limited's reinsurance obligations.

In addition to our historical reinsurance business operations, in 2023, our subsidiary SurancePlus Inc. ("SurancePlus") began developing, offering, and selling a tokenized reinsurance security representing fractionalized interests in reinsurance contracts, with each token representing an interest in participating notes issued by Oxbridge Re NS. These efforts culminated in the development, launch, and issuance of our first tokenized reinsurance security, the DeltaCat Re Token, which we believe is the first "on-chain" reinsurance security of its kind to be developed by a subsidiary of a public company. Following the issuance of the DeltaCat Re Token in 2023, we issued EpsilonCat Re token in 2024, issued ZetaCat Re and EtaCat Re in 2025, launched T42:2027 and T20:2027 tokenized reinsurance securities in 2026, representing high yield and balanced yield tokens, and intend to develop, launch, and issue additional series of tokenized reinsurance securities representing fractional interests in reinsurance contracts in the future. We are also using our tokenization experience and activities as a foundation for developing Web3-focused business offerings and products relating to the tokenization of other real-world assets (RWAs), including RWAs held or being acquired by third parties. Our tokenization business will be conducted through SurancePlus and through other subsidiaries of our 80% owned subsidiary, SurancePlus Holdings Ltd. ("SurancePlus Holdings"), a Cayman Islands exempted company that we have organized to serve as a holding company for subsidiaries that will operate our developing Web3-focused business operations.

In our historical reinsurance business operations, we underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Additionally, we intend to complement our underwriting profits with investment profits on an opportunistic basis. Our underwriting business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As we attempt to grow our capital base, we expect that we will consider growth opportunities in other geographic areas and risk categories.

Our level of profitability in our reinsurance business operations is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), and issuance of participating notes to investors as we are able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Organizational Chart

The following diagram illustrates our organizational structure as of December 31, 2025:



Other Developments

Formation of SurancePlus

SurancePlus Inc., an indirect 80% owned subsidiary of Oxbridge Re Holdings Limited, was incorporated as a British Virgin Islands Business Company on December 19, 2022 for the purposes of tokenizing reinsurance contracts underwritten by its affiliated licensed reinsurer, Oxbridge Re NS.

On March 27, 2023, we, through SurancePlus, issued a press release announcing the commencement of an offering by SurancePlus of up to $5.0 million of DeltaCat Re Tokens ("Tokens") with a purchase price of $10.00 per Token and representing one share of Series DeltaCat Re Preferred Shares per Token (the "Private Placement").

On June 27, 2023, SurancePlus completed the Private Placement. The aggregate amount raised in the Private Placement was $2,447,760 for the issuance of 244,776 Tokens, of which approximately $1,280,000 was received from third-party investors and approximately $1,167,000 was received from Oxbridge Re Holdings Limited.

On September 11, 2023, the DeltaCat Re tokens were reclassified as tokenized interests carrying rights equivalent to the DeltaCat Re Preferred Shares in accordance with the provisions of the British Virgin Islands law.

On March 18, 2024, Oxbridge Re Holdings Limited and its indirect subsidiary SurancePlus, announced the commencement of an offering by SurancePlus of Participation Shares (the "Securities") represented by digital tokens to be issued under a 3-year Participation Share Investment Contract (the "PSIC"). The Participation Shares are not shares in SurancePlus and shall have no preemptive right or conversion rights. The Participation Shares solely confer contractual rights against SurancePlus as contained in the PSIC. At the offering's commencement, up to one million (1,000,000) Participation Shares were eligible to be issued, represented by digital tokens labelled "EpsilonCat Re". In 2025, the SurancePlus bifurcated its offering into a high yield tokens targeting a 42% return and balanced yield token targeting a 20% return, and issued its ZetaCat Re and EtaCat Re tokens, respectively. In February 2026, SurancePlus launched its high yield and balanced yield tokens for the 2026/27 treaty year under the names T42:2027 and T20:2027, and these tokens will be issued using the Solana blockchain network. The quantity of Participation Shares to be issued in subsequent years of 2027, and 2028, shall be disclosed prior to their issuances. At the start of the offerings, all Participation Shares are offered at an initial price of $10.00 per Participation Share.

The net proceeds from the offer and sale of the Participation Shares were used by SurancePlus to purchase a participating note of Oxbridge Re NS, an affiliated Cayman Islands licensed reinsurance entity, and the proceeds from the sale of such participating note were invested in collateralized reinsurance contracts to be underwritten by Oxbridge Re NS. The holders of the Participation Shares will generally be entitled to proceeds from the payment of the participating notes in the amount of a preferred return equal to the initial Participation Share price, plus 20%, and then 80% of any proceeds in excess of the amount necessary to pay the preferred return.

The Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state or other securities laws. The Securities were sold in a transaction exempt from registration under the Securities Act and were sold only to persons reasonably believed to be accredited investors in the United States under SEC Rule 506(c) under the Securities Act and outside the United States only to non-U.S. persons in accordance with Regulation S under the Securities Act.

Under Accounting Standards Codification 480 "Distinguishing Liabilities from Equity" (ASC 480) a redeemable financial instrument that will be redeemed only upon the occurrence of a conditional event is required to be excluded from presentation on the consolidated balance sheets as a liability. The potential cash settlement of the PSIC is contingent upon there being no losses with respect to the underlying reinsurance contracts. Therefore, since these events are not solely within the control of the Company the PSIC has been presented as mezzanine equity in the accompanying consolidated balance sheets as required by ASC 480.

Promissory Note

On February 11, 2026, the Company entered into a Promissory Note (the "Note") with Real World Digital Assets LLC (the "Lender"), pursuant to which the Company borrowed $1,000,000 in principal amount. The Note has a 6-month maturity, with the outstanding principal and interest due and payable on August 14, 2026, unless repaid earlier. The Note bears interest at a rate of 16% per annum, and should an event of default occur, interest accrues at a rate of 36% per annum, or the maximum rate permitted by applicable law. The Note may be prepaid at any time without premium or penalty. The proceeds of the Note were funded on February 12, 2026 and would be used for working capital and general corporate purposes. The Note constitutes a binding and enforceable obligation of the Company, and the obligations under the Note are secured by a Security Agreement granting the Lender a security interest in substantially all assets of the Company.

Our Business Strategy

Our goal is to achieve attractive risk-adjusted returns for our shareholders through the prudent management of underwriting and investments risks relative to our capital base. To achieve this objective, the following are the principal elements of our business strategy.

- *Maintain a Commitment to Disciplined Underwriting.* We employ a disciplined and data-driven underwriting approach to select a diversified portfolio of risks that we believe will generate an attractive return to our shareholders over the long term. Neither our underwriting nor our investment strategies are designed to generate smooth or predictable quarterly earnings, but rather to optimize growth in book value per share over the long term.

- *Focus on Risk Management.* We treat risk management as an integral part of our underwriting and business management processes. All of our reinsurance contracts contain loss limitation provisions that limit our losses to the value of the assets collateralizing our reinsurance contracts.

- *Deployment of Capital.* In order to eliminate the possibility of complete losses, we intend to place only a portion of our total capital at risk in any single year. This means that we expect lower returns than some of our competitors in years where there are lower than average catastrophe losses but that our capital will not be completely eroded in the event of multiple large losses.

- *Take Advantage of Market Opportunities.* Although our business is initially focused on catastrophe coverage for Gulf Coast insurers we intend to continuously evaluate various market opportunities in which our business may be strategically or financially expanded or enhanced in the future. Such opportunities could take the form of investing into related party special purpose acquisition companies, further diversifying our business into other geographic or market areas, which could include quota share reinsurance contracts, joint ventures, renewal rights transactions, corporate acquisitions of other insurers or reinsurers, spinoffs, mergers or the formation of insurance or reinsurance platforms in new markets.

- *Develop and Pursue Additional Tokenization Business Opportunities.* Through SurancePlus Holdings and our Web3-focused subsidiaries, we intend to leverage our experience and knowledge with the tokenization of RWAs (including the initial DeltaCat Re Token) to develop other Web3-focused business offerings and products relating to the tokenization of RWAs, including RWAs held or being acquired by third parties.

We believe the environment in the reinsurance and insurance markets will continue to produce opportunities for us, either through organic expansion, through acquisitions, or a combination of both.

The Reinsurance Industry

General

Reinsurance is an arrangement in which an insurance company, referred to as the reinsurer, agrees to assume from another insurance company, referred to as the ceding company or cedant, all or a portion of the insurance risks that the ceding company has underwritten under one or more insurance contracts. In return, the reinsurer receives a premium for the insured risks that it assumes from the ceding company, although reinsurance does not discharge the ceding company from its liabilities to policyholders. It is standard industry practice for primary insurers to reinsure portions of their insurance risks with other insurance companies under reinsurance agreements or contracts. This permits primary insurers to underwrite policies in amounts larger than the risks they are willing to retain. Reinsurance is generally designed to:

- reduce the ceding company's net liability on individual risks, thereby assisting it in managing its risk profile and increasing its capacity to underwrite business as well as increasing the limit to which it can underwrite on a single risk;
- assist the ceding company in meeting applicable regulatory and rating agency capital requirements;
- assist the ceding company in reducing the short-term financial impact of sales and other acquisition costs; and
- enhance the ceding company's financial strength and statutory capital.

When reinsurance companies purchase reinsurance to cover their own risks assumed from ceding companies, this is known as retrocessional reinsurance. Reinsurance or retrocessional reinsurance can benefit a ceding company or reinsuring company, referred to herein as a "retrocedant," as applicable, in various ways, such as by reducing exposure to individual risks and by providing catastrophe protection from larger or multiple losses. Like ceding companies, retrocedants can use retrocessional reinsurance to manage their overall risk profile or to create additional underwriting capacity, allowing them to accept larger risks or to write more business than would otherwise be possible, absent an increase in their capital or surplus.

Reinsurance contracts do not discharge ceding companies from their obligations to policyholders. Ceding companies therefore generally require their reinsurers to have, and to maintain, either a strong financial strength rating or security, in the form of collateral, as assurance that their claims will be paid.

Insurers generally purchase multiple tranches of reinsurance protection above an initial retention elected by the insurer. The amount of reinsurance protection purchased by an insurer is typically determined by the insurer through both quantitative and qualitative methods. In the event of losses, the amount of loss that exceeds the amount of reinsurance protection purchased is retained by the insurer.

As a program is constructed from the ground up, each tranche added generally has a lower probability of loss than the prior tranche and therefore is generally subject to a lower reinsurance premium charged for the reinsurance protection purchased. Insurer catastrophe programs are typically supported by multiple reinsurers per program.

Reinsurance brokers play an important role in the reinsurance market. Brokers are intermediaries that assist the ceding company in structuring a particular reinsurance program and in negotiating and placing risks with third-party reinsurers. In this capacity, the broker is selected and retained by the ceding company on a contract-by-contract basis, rather than by the reinsurer. Though brokers are not parties to reinsurance contracts, reinsurers generally receive premium payments from brokers rather than ceding companies, and reinsurers that do not provide collateralized reinsurance are frequently required to pay amounts owed on claims under their policies to brokers. These brokers, in turn, pay these amounts to the ceding companies that have reinsured a portion of their liabilities with reinsurers.

Types of Reinsurance Contracts

Property reinsurance products are often written in the form of treaty reinsurance contracts, which are contractual arrangements that provide for the automatic reinsurance of a type or category of risk underwritten. Treaty reinsurance premiums, which are typically due in installments, are a function of the number and type of contracts written, as well as prevailing market prices. The timing of premiums written varies by line of business. The majority of property catastrophe business is written at the January and June annual renewal periods, depending on the type and location of the risks covered. Most hurricane and wind-storm coverage, particularly in the Gulf Coast region of the United States, is written at the June annual renewal periods.

Property catastrophe reinsurance contracts are typically "all risk" in nature, providing protection to the ceding company against losses from hurricanes and other natural and man-made catastrophes such as floods, earthquakes, tornadoes, storms and fires, referred to herein collectively as "perils." The predominant exposures covered by these contracts are losses stemming from property damage and business interruption resulting from a covered peril. Coverage can also vary from "all natural" perils, which is the most expansive form, to more limited types such as windstorm-only coverage.

Property catastrophe reinsurance contracts are typically written on an "excess-of-loss" basis, which provides coverage to the ceding company when aggregate claims and claim expenses from a single occurrence for a covered peril exceed an amount that is specified in a particular contract. The coverage provided under excess-of-loss reinsurance contracts may be on a worldwide basis or may be limited in scope to specific regions or geographical areas. Under these contracts, protection is provided to an insurer for a portion of the total losses in excess of a specified loss amount, up to a maximum amount per loss specified in the contract.

Excess-of-loss contracts are typically written on a losses-occurring basis, which means that they cover losses that occur during the contract term, regardless of when the underlying policies came into force. Premiums from excess-of-loss contracts are earned rateably over the contract term, which is ordinarily 12 months. Most excess-of-loss contracts provide for a reinstatement of coverage following a covered loss event in return for an additional premium.

The Florida Property and Casualty Insurance Market

General Overview

Florida's property and casualty insurance market has undergone significant changes in the past few decades. This market, which was formerly dominated by large, national, multi-line insurance companies, now includes Citizens Property Insurance Corporation ("Citizens"), a state-sponsored insurance company created by the Florida Legislature; Florida-based insurance companies that focus primarily on writing property insurance policies in the state of Florida; and Florida-based subsidiaries of national insurance companies that focus on writing property insurance policies in the state of Florida. While these four types of companies participate in the market at varying levels, Citizens and the Florida-based insurance companies are now the dominant market participants. Within the private market, which excludes Citizens, there is a strong dependence on small insurance companies, which have limited capitalization and a limited ability to diversify.

While the Florida property and casualty insurance market faces various challenges, the primary challenge is the potential for exposure to catastrophic windstorms. The state of Florida has approximately $2.18 trillion in insured residential property exposure. In 2024, Hurricanes Helene and Milton caused significant destruction with a death toll of at least 257 and estimated insured losses exceeding $55 billion.

According to the National Oceanic and Atmosphere Administration ("NOAA") Technical Memorandum NWS NHC-6, entitled "The Deadliest, Costliest, and Most Intense United States Tropical Cyclones from 1851 to 2010 (and Other Frequently Requested Hurricane Facts) (the "NOAA Memorandum"), "forty percent of all U.S. hurricanes and major hurricanes were in Florida," and "sixty percent of category 4 or higher hurricane strikes have occurred in either Florida or Texas." The NOAA Memorandum also indicates that, between 1851 and 2010, there were 114 hurricane strikes and 37 major hurricanes in Florida. (For these purposes, a "major hurricane" is a category 3, 4, or 5 hurricane.)

Our Reinsurance Contracts and Products

We write primarily property catastrophe reinsurance. We currently expect that substantially all of the reinsurance products we write in the foreseeable future will be in the form of treaty reinsurance contracts. When we write treaty reinsurance contracts, we do not evaluate separately each of the individual risks assumed under the contracts and are therefore largely dependent on the individual underwriting decisions made by the cedant. Accordingly, as part of our initial review and renewal process, we carefully review and analyze the cedant's risk management and underwriting practices in evaluating whether to provide treaty reinsurance and in appropriately pricing the treaty.

Our portfolio of business continues to be characterized by relatively large transactions with a relatively few number of cedants. We anticipate that our business will continue to be characterized by a relatively small number of reinsurance contracts for the foreseeable future.

Our contracts are written on an excess-of-loss basis, generally with a per-event cap. We generally receive the premium for the risk assumed and indemnify the cedant against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. Our contracts are generally both single-year or multi-year contracts and our policy years generally commence on June 1 of each year and end on May 31 of the following year.

The bulk of our portfolio of risks are assumed pursuant to traditional reinsurance contracts. However, from time to time we take underwriting risk by purchasing a catastrophe-linked bond, or via a transaction booked as an industry loss warranty (as described below) or an indemnity swap. An indemnity swap is an agreement which provides for the exchange between two parties of different portfolios of catastrophe exposure with similar expected loss characteristics (for example, U.S. earthquake exposure for Asian earthquake exposure).

We believe our most attractive near-term opportunity is in property catastrophe reinsurance coverage for insurance companies. In addition to seeking profitable pricing, we manage our risks with contractual limits on our exposure. Property catastrophe reinsurance contracts are typically "all risk" in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as tornados, fires, winter storms, and floods (where the contract specifically provides for such coverage). Losses on these contracts typically stem from direct property damage and business interruption. We generally write property catastrophe reinsurance on an excess-of-loss basis. These contracts typically cover only specific regions or geographical areas.

We are not licensed or admitted as an insurer in any jurisdiction other than the Cayman Islands. In addition, we do not have a financial rating and do not expect to have one in the near future. Many jurisdictions such as the United States do not permit clients to take credit for reinsurance on their statutory financial statements if such reinsurance is obtained from unlicensed or non-admitted insurers without appropriate collateral. As a result, we anticipate that all of our clients will require us to fully collateralize the reinsurance contracts we bind with them. Each of our contracts are fully collateralized and separately structured, with our liability being limited to the value of the assets held in the trust. We are generally not required to top-up the value of the assets held as collateral in respect of a particular reinsurance agreement, unless such collateral is subject to market risk. For each reinsurance agreement, a reinsurance trust is established in favor of the cedant, and the trustee of the reinsurance trust is a large bank that is agreed upon by our company and the cedant.

The premium for the contract is ordinarily deposited into the trust, together with additional capital from our company, up to the coverage limit. Each reinsurance contract contains express limited recourse language to the effect that the liabilities of the relevant reinsurance contract are limited to the realizable value of the collateral held in respect of that contract. Upon the expiration of the reinsurance contract, the assets of the trust net of insured losses and other expenses are transferred to our company.

Underwriting

Most of our reinsurance contracts have other reinsurers participating as lead underwriters, and these lead underwriters generally set the premium for the risk. We follow the premium pricing of the lead underwriters in most cases subject to the guidance of the Underwriting Committee of our Board of Directors. Each quarter, our Board of Directors will set parameters for the maximum level of capital to be deployed for the quarter and the expected premium and risk profile that each of our contracts must meet.

Our reinsurance portfolio of business continues to be characterized by relatively large transactions with a relatively few number of cedants and anticipate that our reinsurance entities business will continue to be characterized by a relatively small number of reinsurance contracts for the foreseeable future.

The bulk of our portfolio of risks is assumed pursuant to traditional reinsurance contracts. However, from time to time we take underwriting risk by purchasing a catastrophe-linked bond, or via a transaction booked as an industry loss warranty (as described below) or an indemnity swap. An indemnity swap is an agreement which provides for the exchange between two parties of different portfolios of catastrophe exposure with similar expected loss characteristics (for example, U.S. earthquake exposure for Asian earthquake exposure).

Marketing and Distribution

We expect that, in the future, the majority of our business will be sourced through reinsurance brokers. Brokerage distribution channels provide us with access to an efficient, variable distribution system without the significant time and expense that would be incurred in creating an in-house marketing and distribution network. Reinsurance brokers receive a brokerage commission that is usually a percentage of gross premiums written.

We intend to build relationships with global reinsurance brokers and captive insurance companies located in the Cayman Islands. Our management team has significant relationships with most of the primary and specialty broker intermediaries in the reinsurance marketplace in our target market. We believe that maintaining close relationships with brokers will give us access to a broad range of reinsurance clients and opportunities.

Brokers do not have the authority to bind us to any reinsurance contract. We review and approve all contract submissions in our corporate offices located in the Cayman Islands. From time to time, we may also enter into relationships with managing general agents who could bind us to reinsurance contracts based on narrowly defined underwriting guidelines.

Investment Strategy

Our Company takes an opportunistic approach with respect to investment income and intend to increase shareholder value through supplemental investment income when favorable opportunities are available. The Company, from time to time, and dependent upon favorable investment conditions and our investment guidelines, may invest in real estate and other ventures that have the potential to increase shareholder value. Through its reinsurance subsidiaries, the Company has made and intend to make future investments that can contribute to the growth of capital and surplus in its licensed reinsurance subsidiaries over time.

Some of our company's capital is held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for capital held in such trust accounts are generally established by the cedant for the relevant policy. Currently, all amounts held in trust accounts are in cash and cash equivalents.

Our Board of Directors periodically reviews our investment policy and returns.

Claims Management

Claims are managed internally by the company's management team. Management reviews and responds to initial loss reports, administers claims databases, determines whether further investigation is required and where appropriate, retains outside claims counsel, establishes case reserves and approves claims for payment. In addition, we may conduct audits of any significant client throughout the year, and in the process, evaluate our clients' claims handling abilities, reserving philosophies, loss notification processes and the overall quality of our clients' performance.

Upon receipt, claims notices are recorded within our underwriting, financial and claims systems. When we are notified of insured losses or discover potential losses as part of our claims' audits, we record a case reserve as appropriate for the estimated amount of the exposure at that time. The estimate reflects the judgment of management based on general reserving practices, the experience and knowledge of the manager regarding the nature of the specific claim and, where appropriate, advice of outside counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

Loss Reserves

Loss reserves represent estimates, including actuarial and statistical projections at a given point in time, of the ultimate settlement and administration costs of claims incurred (including claims incurred but not reported ("IBNR")). Estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claims severity and frequency and other variable factors such as inflation. It is likely that the ultimate liability will be greater or less than such estimates and that, at times, this variance will be material.

For our property and other catastrophe policies, we initially establish our loss reserves based on loss payments and case reserves reported by ceding companies. As we are not the only reinsurer on most contracts, the lead reinsurer will set the loss amount estimates for the contract and the cedant will have the ability to pay for case losses consistent with that amount on our pro-rata share of the contract.

We then add to these case reserves our estimates for IBNR. To establish our IBNR estimates, in addition to the loss information and estimates communicated by cedants, we also use the services of an independent actuary. We may also use our computer-based vendor and proprietary modeling systems to measure and estimate loss exposure under the actual event scenario, if available. Although the loss modeling systems assist with the analysis of the underlying loss, and provide us with information and the ability to perform an enhanced analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty of property catastrophe claims and the unique characteristics of each loss.

If IBNR estimates are made, we assess the validity of the assumptions we use in the reserving process on a quarterly basis during an internal review process. During this process actuaries verify that the assumptions we have made continue to form what they consider to be a sound basis for projection of future liabilities.

Although we believe that we are prudent in our assumptions and methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the quarter in which they are identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period. We regularly review and update these estimates, using the most current information available to us.

Our estimates are reviewed quarterly by an independent actuary in order to provide additional insight into the reasonableness of our loss reserves.

Competition

The reinsurance industry is highly competitive. We expect to compete with major reinsurers, most of which are well established with significant operating histories, strong financial strength ratings and long-standing client relationships.

Our competitors include Renaissance Re, Berkshire Hathaway, PartnerRe Ltd, Aeolus and Nephila which are dominant companies in the reinsurance industry. Although we seek to provide coverage where capacity and alternatives are limited, we directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. We also compete with smaller companies and other niche reinsurers from time to time.

While we have a limited operating history, we believe that our unique approach to multi-year underwriting will allow us to be successful in underwriting transactions against more established competitors.

Our Tokenization Business

We have decided to develop and pursue business opportunities in the tokenization of RWAs based on the expectation that a successful expansion into this specialization will further increase the underwriting capacity and potential profitability of our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS. We believe this represents a unique opportunity to drive value to our shareholders. The Boston Consulting Group published research projecting the RWA asset tokenization market to reach $16.1 trillion by 2030. A separate publication by Bloomberg reported that, in 2023, reinsurance was one of the top performing hedge fund strategies. It is at the intersection of these two, i.e., RWA tokenization and reinsurance, that we believe there exist substantial growth opportunities for our business.

Accordingly, SurancePlus was incorporated to further innovate upon existing capital raising mechanisms of Oxbridge Re NS for collateralizing reinsurance contracts while simultaneously transforming the corresponding investment product into one that is more accessible to United States accredited investors under Rule 506(c) of Regulation D and to international investors under Regulation S. SurancePlus has since applied insights and technology from the Web3 digital ecosystem to create a multi-year series of real-world asset-backed digital securities, called the Cat Re (short for "catastrophe reinsurance") token series. Ownership of the tokens confer an indirect fractional interest in reinsurance contracts entered by Oxbridge Re NS or Oxbridge Reinsurance Limited. The DeltaCat Re token was the first of the token series, and it was issued in 2023 on the Avalanche blockchain network. The 2024/25 offering of EpsilonCat Re tokens was announced in a Form 8-K filed with the SEC on March 18, 2024, the 2025/26 offerings of ZetaCat Re and EtaCat Re were announced in a Form 8-K filed with the SEC on February 27, 2025. The 2026/27 offerings of T42:2027 and T20:2027 were announced in a Form 8-K filed with the SEC on February 10, 2026 and will be issued on the Solana blockchain network. SurancePlus intends to continue to issue the similar token series over several years.

We project that SurancePlus Inc. may develop into a significant revenue generating stream for the Oxbridge Re group that may progressively reduce Oxbridge Re's annual capital deployed into collateralizing reinsurance contracts. As opportunities arise, Oxbridge Re intends to pursue, through its Web3-focused subsidiaries, additional expansion of its RWA tokenization business to further increase underwriting profit.

Employees

As of March 26, 2026, we had four employees, all of which were full-time. We believe that our relations with our employees are good. None of our employees are subject to collective bargaining agreements, and we are not aware of any current efforts to implement such agreements. We believe that we will continue to have relatively few employees and intend to outsource some functions to specialist firms in the Cayman Islands and abroad if and when we determine that such functions are necessary. We intend to use the expertise of our Board of Directors and where necessary, external consultants to provide any other service we may require from time to time.

Legal Proceedings

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

Regulation and Capital Requirements

Our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS, each holds a Class C Insurer's License issued in accordance with the terms of the Insurance Law (as revised) of the Cayman Islands (the "Law"), and is subject to regulation by the Cayman Islands Monetary Authority ("CIMA"), in terms of the Law. As the holder of a Class C Insurer's License, Oxbridge Reinsurance Limited and Oxbridge Re NS are permitted to undertake insurance business approved by CIMA.

Oxbridge Reinsurance Limited and Oxbridge Re NS are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action. Pursuant to The Insurance (Capital and Solvency) (Classes B, C and D Insurers) Regulations, 2018 Revision (the "Capital and Solvency Regulations") published under the Law, Oxbridge Reinsurance Limited and Oxbridge Re NS are required to maintain the statutory minimum capital requirement (as defined under the Capital and Solvency Regulations) of $500 and prescribed capital requirement (as defined under the Capital and Solvency Regulations) of $500, and a minimum margin of solvency equal to or in excess of the total prescribed capital requirement. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject us to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

CIMA may at any time direct Oxbridge Reinsurance Limited and Oxbridge Re NS, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation. See the discussion in "*Risk Factors*" under the heading "*Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy*" for more information.

In addition, as a Cayman Islands exempted company, we may not carry on business or trade locally in the Cayman Islands except in furtherance of our business outside the Cayman Islands, and we are prohibited from soliciting the public of the Cayman Islands to subscribe for any of our securities or debt. We are further required to file a return with the Registrar of Companies in January of each year and to pay an annual registration fee at that time.

The Cayman Islands has no exchange controls restricting dealings in currencies or securities.

Available Information

Our website is located at www.oxbridgere.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of change, on our website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings. The address of the SEC's website is www.sec.gov.

<center>**Summary of Risk Factors**</center>

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors," that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled "Risk Factors," alone or in combination with other events or circumstances may have an adverse effect on our business, cash flows, financial condition and results of operations. In that case, the market price of our securities could decline, and you may lose some or all of your investment. Such risks include, but are not limited to:

- We will need additional capital in the future in order to grow and operate our business. Such capital may not be available to us or may not be available to us on favorable terms. Furthermore, our raising additional capital could dilute your ownership interest in our company.
- Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects.
- Our tokenization business operations are at an early stage of development and have a limited operating history, and our strategy of developing a Web3-focused tokenization business may not be successful.
- Developing a Web3.0-focused business around the tokenization of RWAs involves significant risks.
- Failure to become rated by A.M. Best, or receipt of a negative rating, could significantly and negatively affect our ability to grow.

- Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit.
- If actual renewals of our existing contracts do not meet expectations, our premiums assumed in future years and our future results of operations could be materially adversely affected.
- Reputation is an important factor in the reinsurance industry, and our lack of an established reputation may make it difficult for us to attract or retain business.
- If our losses and loss adjustment expenses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.
- The property and casualty reinsurance market may be affected by cyclical trends and over-supply.
- Our property and property catastrophe reinsurance operations will make us vulnerable to losses from catastrophes and may cause our results of operations to vary significantly from period to period.
- We could face unanticipated losses from war, terrorism, and political unrest, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.
- We depend on our clients' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.
- Changing climate conditions may adversely affect our financial condition, profitability or cash flows.
- Operational risks, including human or systems failures, are inherent in our business.
- The effect of emerging claim and coverage issues on our business is uncertain
- We are required to maintain sufficient collateral accounts, which could significantly and negatively affect our ability to implement our business strategy.
- The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations.
- The involvement of reinsurance brokers may subject us to their credit risk.
- U.S. and global economic downturns could harm our business, our liquidity and financial condition and the price of our securities.
- Our ability to implement our business strategy could be delayed or adversely affected by Cayman Islands employment restrictions.
- Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
- If we lose or are unable to retain our senior management and other key personnel and are unable to attract qualified personnel, our ability to implement our business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect our business.
- There are differences under Cayman Islands corporate law and Delaware corporate law with respect to interested party transactions which may benefit certain of our shareholders at the expense of other shareholders.
- Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy.
- Our reinsurance subsidiaries are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.
- As a holding company, we will depend on the ability of our subsidiaries to pay dividends.
- We may be subject to the risk of possibly becoming an investment company under U.S. federal securities law.
- Insurance regulations to which we are, or may become, subject, and potential changes thereto, could have a significant and negative effect on our business.
- We will likely be exposed to credit risk due to the possibility that counterparties may default on their obligations to us.
- Provisions of our Fourth Amended and Restated Memorandum and Articles of Association ("Articles") could adversely affect the value of our securities.
- Provisions of the Companies Law of the Cayman Islands could prevent a merger or takeover of our company.
- Holders of our securities may have difficulty obtaining or enforcing a judgment against us, and they may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.
- Provisions of our Articles may reallocate the voting power of our ordinary shares.
- We do not currently have an effective registration statement registering the issuance of the shares underlying our publicly traded warrants, and therefore you may not be able to exercise the warrants in a cash exercise.
- We may become subject to taxation in the Cayman Islands which would negatively affect our results.
- We may be subject to United States federal income taxation.
- We may be treated as a PFIC, in which case a U.S. holder of our ordinary shares should be subject to disadvantageous rules under U.S. federal income tax laws. We may be treated as a CFC and may be subject to the rules for related person insurance income, and in either case this may subject a U.S. holder of our ordinary shares to disadvantageous rules under U.S. federal income tax laws.

- United States tax-exempt organizations who own ordinary shares may recognize unrelated business taxable income.
- Changes in United States tax laws may be retroactive and could subject us, and/or United States persons who own ordinary shares to United States income taxation on our undistributed earnings.
- We do not intend to resume paying cash dividends in the foreseeable future.
- Outages, computer viruses and similar events could disrupt our operations.
- Increased Information Technology ("IT") security threats and more sophisticated computer crime could pose a risk to our systems, networks, and services.
- Increased scrutiny by and changing expectations from investors, employees, and other stakeholders regarding our environmental, social, and governance ("ESG") practices and reporting could cause us to incur additional costs and adversely impact our reputation, tenant and employee acquisition and retention, and access to capital.

ITEM 1A RISK FACTORS

Risks Relating to Our Business

We will need additional capital in the future in order to grow and operate our business. Such capital may not be available to us or may not be available to us on favorable terms. Furthermore, our raising additional capital could dilute your ownership interest in our company.

We expect that we will need to raise additional capital in the future through public or private equity or debt offerings or otherwise in order to:

- further capitalize our reinsurance subsidiaries and implement our growth strategy;
- fund liquidity needs caused by underwriting or investment losses;
- replace capital lost in the event of significant reinsurance losses or adverse reserve developments;
- meet applicable statutory jurisdiction requirements;
- fund our business activities relating to our new tokenization business operations; and/or
- respond to competitive pressures.

Additional capital may not be available on terms favorable to us, or at all. Further, any additional capital raised through the sale of equity could dilute your ownership interest in our Company and may cause the market price of our ordinary shares and warrants to decline. Additional capital raised through the issuance of debt may result in creditors having rights, preferences and privileges senior or otherwise superior to those of our ordinary shares and warrants.

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects.

We anticipate that the performance of our reinsurance operations and our investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including:

- reinsurance contract pricing;
- our assessment of the quality of available reinsurance opportunities;
- the volume and mix of reinsurance products we underwrite;
- loss experienced on our reinsurance liabilities;
- our ability to assess and integrate our risk management strategy properly; and
- the performance of our investment portfolio.

In particular, we plan to underwrite products and make investments to achieve favorable return on equity over the long term. In addition, our opportunistic nature and focus on long-term growth in book value will result in fluctuations in total premiums written from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

Our tokenization business operations are at an early stage of development and have a limited operating history, and our strategy of developing a Web3-focused RWA tokenization business may not be successful.

Our Web3-focused RWA tokenization business is still in the development stage, and our operating history in such business has been limited to the development and issuance of a token for participation in reinsurance contracts underwritten by our Oxbridge Re NS subsidiary. We have not yet announced any revenue-producing activities for tokenization of RWAs that are held by or being acquired by third parties, and we may not be able to successfully complete the development of any products or services relating to tokenization of third-party RWAs. Accordingly, we have only a very limited operating history and limited experience in this business and have not earned any revenues to date in this business (other than limited management fees from the issuance of the tokens in T42 and T20, ZetaCat Re and EtaCat Re, EpsilonCat Re and DeltaCat Re offerings,). If we are not able to develop this business as planned, we may not be able to generate material revenues from our developing tokenization business.

Developing a Web3.0-focused business around the tokenization of RWAs involves significant risks.

Our planned tokenization business activities are based on a new area of technology and carries significant risks, including the following:

- an active trading market for tokenized RWAs may not develop or be sustained;
- there is no guarantee that tokenized RWAs will hold their value or increase in value;
- tokenized RWAs of SurancePlus may not be listed on any securities exchange and may not be available to trade on any alternative trading system ("ATS"), which would result in limited liquidity for holders;
- if the tokenized RWAs become available for trading on an ATS, the number of securities traded on such ATS may be very small, making the market price more easily manipulated;
- technology on which an ATS relies for its operations may not function properly;
- blockchain networks are relatively new technologies;
- asset tokenization via blockchain technologies is a relatively new digital innovation;
- blockchain network transaction fees may significantly increase over the duration of the investment;
- smart contracts may have implementation errors that vitiate them;
- blockchain transactions may be taken advantage of for financial crimes; and
- the Avalanche blockchain the tokenized RWAs rely upon and the tokenized RWAs themselves may be the target of malicious cyberattacks.

Failure to become rated by A.M. Best, or receipt of a negative rating, could significantly and negatively affect our ability to grow.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. This rating reflects the rating agency's opinion of our financial strength, operating performance and ability to meet obligations. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our securities. A.M. Best assigns ratings based on its analysis of balance sheet strength, operating performance and business profile.

Currently, A.M Best has not assigned us a financial strength rating, and we do not intend to seek a rating in the foreseeable future. Without a rating, or if we received a negative rating, our growth potential and business strategy will be limited because of the need to collateralize the insurance policies that we write.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit.

The reinsurance industry is highly competitive. We compete with major reinsurers, all of which have substantially greater financial, marketing and management resources than we do. Competition in the types of business that we seek to underwrite is based on many factors, including:

- premium charges;
- the general reputation and perceived financial strength of the reinsurer;
- relationships with reinsurance brokers;
- terms and conditions of products offered;
- ratings assigned by independent rating agencies;

- speed of claims payment and reputation; and
- the experience and reputation of the members of our underwriting team in the particular lines of reinsurance we seek to underwrite.

Additionally, although the members of our underwriting team have general experience across many property and casualty lines, they may not have the requisite experience or expertise to compete for all transactions that fall within our strategy of offering customized frequency and severity contracts at times and in markets where capacity and alternatives may be limited.

Our competitors Renaissance Re, Berkshire Hathaway, PartnerRe Ltd, Aeolus Re, and Nephila which are dominant companies in the reinsurance industry, as well as smaller companies and other niche reinsurers. Although we seek to provide coverage where capacity and alternatives are limited, we will directly compete with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business.

We cannot assure you that we will be able to compete successfully in the reinsurance market. Our failure to compete effectively could significantly and negatively affect our financial condition and results of operations and may increase the likelihood that we may be deemed to be a passive foreign investment company or an investment company.

If actual renewals of our existing contracts do not meet expectations, our premiums assumed in future years and our future results of operations could be materially adversely affected.

Many of our contracts are generally written for a one-year term. In our financial forecasting process, we make assumptions about the renewal of our prior year's contracts. The insurance and reinsurance industries have historically been cyclical businesses with periods of intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write on a renewal basis because of pricing conditions, our premiums assumed in future years and our future operations would be materially adversely affected.

Reputation is an important factor in the reinsurance industry, and our lack of an established reputation may make it difficult for us to attract or retain business.

Reputation is a very important factor in the reinsurance industry, and competition for business is, in part, based on reputation. Although our reinsurance policies will be fully collateralized, we are a relatively newly formed reinsurance company and do not yet have a well-established reputation in the reinsurance industry. Our lack of an established reputation may make it difficult for us to attract or retain business. In addition, we do not have or currently intend to obtain financial strength ratings, which may discourage certain counterparties from entering into reinsurance contracts with us.

If our losses and loss adjustment expenses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.

Our results of operations and financial condition will depend upon our ability to accurately assess the potential losses and loss adjustment expenses associated with the risks we reinsure. Reserves are estimates at a given time of claims an insurer ultimately expects to pay, based upon facts and circumstances then known, predictions of future events, estimates of future trends in claim severity and other variable factors. The inherent uncertainties of estimating loss reserves are generally greater for reinsurance companies as compared to primary insurers, primarily due to:

- the lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim;
- the diversity of development patterns among different types of reinsurance treaties; and
- the necessary reliance on the client for information regarding claims.

Our estimation of reserves may be less reliable than the reserve estimations of a reinsurer with a greater volume of business and an established loss history. Our actual losses and loss adjustment expenses paid may deviate substantially from the estimates of our loss reserves and could negatively affect our results of operations. If our loss reserves are later found to be inadequate, we would increase our loss reserves with a corresponding reduction in our net income and capital in the period in which we identify the deficiency, and such a reduction would also negatively affect our results of operations. If our losses and loss adjustment expenses greatly exceed our loss reserves, our financial condition may be significantly and negatively affected.

The property and casualty reinsurance market may be affected by cyclical trends and over-supply.

We write reinsurance in the property and casualty markets, which tend to be cyclical in nature. Ceding company underwriting results, prevailing general economic and market conditions, liability retention decisions of companies and ceding companies and reinsurance premium rates each influence the demand for property and casualty reinsurance. Prevailing prices and available surplus to support assumed business then influence reinsurance supply. Supply may fluctuate in response to changes in return on capital realized in the reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions.

Continued increases in the supply of reinsurance may have consequences for the reinsurance industry generally and for us, including lower premium rates, increased expenses for customer acquisition and retention, less favorable policy terms and conditions and/or lower premium volume. Furthermore, unpredictable developments, including courts granting increasingly larger awards for certain damages, increases in the frequency of natural disasters (such as hurricanes, windstorms, tornados, earthquakes, wildfires and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures, affect the industry's profitability. The effects of cyclicality could significantly and negatively affect our financial condition and results of operations.

Due to the influx of new risk capital from alternative capital market participants such as hedge funds and pension funds, we believe that the reinsurance industry is currently over-capitalized and will continue in this trend for the foreseeable future. The over-capitalization of the market is not uniform as there are a number of insurers and reinsurers that have suffered and continue to suffer from capacity issues. We continue to assess the opportunities that may be available to us with insurance and reinsurance companies with this profile. If the reinsurance market continues to soften, our strategy is to reduce premium writings rather than accept mispriced risk and conserve our capital for a more opportune environment. Significant rate increases could occur if financial and credit markets experience adverse shocks that result in the loss of capital of insurers and reinsurers, or if there are major catastrophic events, especially in North America.

Our property and property catastrophe reinsurance operations will make us vulnerable to losses from catastrophes and may cause our results of operations to vary significantly from period to period.

Our reinsurance operations expose us to claims arising out of unpredictable catastrophic events, such as hurricanes, hailstorms, tornados, windstorms, earthquakes, floods, fires, explosions, and other natural or man-made disasters. Because of our emphasis on Florida, we are particularly vulnerable to hurricanes and with windstorm losses occurring in Florida. The incidence and severity of catastrophes are inherently unpredictable but the loss experience of property catastrophe reinsurers has been generally characterized as low frequency and high severity. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition. Corresponding reductions in our surplus levels could impact our ability to write new reinsurance policies.

Catastrophic losses are a function of the insured exposure in the affected area and the severity of the event. Because accounting standards do not permit reinsurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could significantly and negatively affect our financial condition and results of operations.

We could face unanticipated losses from war, terrorism, and political unrest, and these or other unanticipated losses could have a material adverse effect on our financial condition and results of operations.

Like other reinsurers, we face potential exposure to large, unexpected losses resulting from man-made catastrophic events, such as acts of war, acts of terrorism and political instability. These risks are inherently unpredictable and recent events may indicate that the frequency and severity of these types of losses may increase. It is difficult to predict the timing of these events or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from these risks occur, our financial condition and results of operations could be significantly and negatively affected.

We depend on our clients' evaluations of the risks associated with their insurance underwriting, which may subject us to reinsurance losses.

In the proportional reinsurance business, in which we assume an agreed percentage of each underlying insurance contract being reinsured, or quota share contracts, we do not separately evaluate each of the original individual risks assumed under these reinsurance contracts. Therefore, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the clients may not have adequately evaluated the insured risks and that the premiums ceded may not adequately compensate us for the risks we assume. We also do not separately evaluate each of the individual claims made on the underlying insurance contracts under quota share arrangements. Therefore, we are dependent on the original claims decisions made by our clients.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows.

Climate change, to the extent it produces extreme changes in temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires. Further, it could impact the affordability and availability of homeowners insurance, which could have an impact on pricing. Changes in weather patterns could also affect the frequency and severity of other natural catastrophe events to which we may be exposed. The occurrence of these events would significantly and negatively affect our financial condition and results of operations.

Operational risks, including human or systems failures, are inherent in our business.

Operational risks and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures or external events.

We believe that our modeling, underwriting and information technology and application systems are critical to our business and our growth prospects. Moreover, we rely on our information technology and application systems to further our underwriting process and to enhance our ability to compete successfully. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation or increased expenses.

The effect of emerging claim and coverage issues on our business is uncertain.

As industry practices and legal, judicial and regulatory conditions change, unexpected issues related to claims and coverage may emerge. It is possible that certain provisions of our future reinsurance contracts, such as limitations or exclusions from coverage or choice of forum, may be difficult to enforce in the manner we intend, due to, among other things, disputes relating to coverage and choice of legal forum. These issues may adversely affect our business by either extending coverage beyond the period that we intended or by increasing the number or size of claims. In some instances, these changes may not manifest themselves until many years after we have issued insurance or reinsurance contracts that are affected by these changes. As a result, we may not be able to ascertain the full extent of our liabilities under our insurance or reinsurance contracts for many years following the issuance of our contracts. The effects of unforeseen development or substantial government intervention could adversely impact our ability to adhere to our goals.

We are required to maintain sufficient collateral accounts, which could significantly and negatively affect our ability to implement our business strategy.

We are not licensed or admitted as a reinsurer in any jurisdiction other than the Cayman Islands. Certain jurisdictions, including the United States, do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are implemented. Consequently, we must continue to maintain sufficient funds in escrow accounts to serve as collateral for our reinsurance contracts. Because we intend to continue to utilize our funds (rather than utilizing the credit markets) to serve as collateral for our reinsurance obligations, we may not be able to fully utilize our capital to expand our reinsurance coverage as rapidly as other reinsurers.

The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations.

We anticipate that a substantial portion of our business will be placed primarily through brokered transactions, which involve a limited number of reinsurance brokers. If we are unable to identify and grow the brokered business provided through one or more of these reinsurance brokers, many of whom may not be familiar with our Cayman Islands jurisdiction, this failure could significantly and negatively affect our business and results of operations.

The involvement of reinsurance brokers may subject us to their credit risk.

As a standard practice of the reinsurance industry, reinsurers frequently pay amounts owed on claims under their policies to reinsurance brokers, and these brokers, in turn, remit these amounts to the ceding companies that have reinsured a portion of their liabilities with the reinsurer. In some jurisdictions, if a broker fails to make such a payment, the reinsurer might remain liable to the client for the deficiency notwithstanding the broker's obligation to make such payment. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers for payment to the reinsurer, these premiums are considered to have been paid and the client will no longer be liable to the reinsurer for these premiums, whether or not the reinsurer has actually received them. Consequently, we assume a degree of credit risk associated with the brokers that we do business with.

U.S. and global economic downturns could harm our business, our liquidity and financial condition and the price of our securities.

Weak economic conditions may adversely affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may adversely affect our investment portfolio and our resulting results of operations.

Our ability to implement our business strategy could be delayed or adversely affected by Cayman Islands employment restrictions.

Under Cayman Islands law, persons who are not Caymanian, do not possess Caymanian status, or are not otherwise entitled to reside and work in the Cayman Islands pursuant to provisions of the Immigration Law (2015 Revision) of the Cayman Islands, which we refer to as the Immigration Law, may not engage in any gainful occupation in the Cayman Islands without an appropriate governmental work permit. Although Jay Madhu and Wrendon Timothy have obtained Permanent Residency in the Cayman Islands, the failure to obtain work permits, or extensions thereof, for other employee(s) could prevent us from continuing to implement our business strategy seamlessly.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including proprietary business, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and damage our reputation, which could adversely affect our business, revenues and competitive position.

If we lose or are unable to retain our senior management and other key personnel and are unable to attract qualified personnel, our ability to implement our business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect our business.

Although we currently only employ four individuals, two of whom are members of senior management, our future success may depend to a significant extent on the efforts of our senior management and other key personnel (who have not yet been hired) to implement our business strategy. We believe there are only a limited number of available, qualified executives with substantial experience in our industry. In addition, we will need to add personnel, including underwriters, to implement our business strategy. We could face challenges attracting personnel to the Cayman Islands. Accordingly, the loss of the services of one or more of the members of our senior management or other key personnel (when hired), or our inability to hire and retain other key personnel, could delay or prevent us from fully implementing our business strategy and, consequently, significantly and negatively affect our business.

We do not currently maintain key man life insurance with respect to any of our senior management. If any member of senior management dies or becomes incapacitated, or leaves the Company to pursue employment opportunities elsewhere, we would be solely responsible for locating an adequate replacement for such senior management and for bearing any related cost. To the extent that we are unable to locate an adequate replacement or are unable to do so within a reasonable period of time, our business may be significantly and negatively affected.

There are differences under Cayman Islands corporate law and Delaware corporate law with respect to interested party transactions which may benefit certain of our shareholders at the expense of other shareholders.

Under Cayman Islands corporate law, a director may vote on a contract or transaction where the director has an interest as a shareholder, director, officer or employee provided such interest is disclosed. None of our contracts will be deemed to be void because any director is an interested party in such transaction and interested parties will not be held liable for monies owed to the company. In contracts, under Delaware law, interested party transactions are potentially voidable.

Risks Relating to Insurance and Other Regulations

Any suspension or revocation of our reinsurance licenses would materially impact our ability to do business and implement our business strategy.

Oxbridge Reinsurance Limited and Oxbridge Re NS are each licensed as an insurer only in the Cayman Islands by CIMA, and we do not intend to obtain a license in any other jurisdiction. The suspension or revocation of each of our licenses to do business as a reinsurance company in the Cayman Islands for any reason would mean that we would not be able to enter into any new reinsurance contracts until the suspension ended or we became licensed in another jurisdiction. Any such suspension or revocation of our licenses would negatively impact our reputation in the reinsurance marketplace and could have a material adverse effect on our results of operations.

As a regulated insurance company, each of Oxbridge Reinsurance Limited and Oxbridge Re NS is subject to the supervision of CIMA and CIMA may at any time direct Oxbridge Reinsurance Limited and/or Oxbridge Re NS, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation.

Furthermore, in certain circumstances, including when CIMA is of the opinion that:

- a licensee either is or appears to be likely to become unable to meet its obligations as they fall due;
- a licensee is carrying on its business in a manner which is seen as detrimental to the general public interest or to the interests of its creditors or policy holders;
- the activities of any member of the licensee's insurance group are detrimental to those interests of the licensee's creditors, as well as its policy holders;
- a licensee has contravened the Law or the Money Laundering Regulations (2023 Revision) of the Cayman Islands;
- the licensee has failed to comply with a condition of its license such as maintaining a margin of solvency as prescribed by CIMA;
- the direction and/or management of the licensee's business has not been conducted in a fit and proper manner;
- a director, manager or officer of the licensee's business is not someone who would qualify or be seen as a person suitable to hold the respective position;
- any person who is either holding or acquiring control or ownership of the licensee is not a fit and proper person to have such control or ownership;
- the licensee has ceased to carry on business; or
- the licensee is placed in liquidation or is dissolved;

CIMA may take one of a number of steps, including:

- requiring the licensee to take steps to rectify the matter;
- suspending the license of the licensee pending a full inquiry into the licensee's affairs;
- revoking the license;
- imposing conditions upon the licensee in terms of decisions made by it, including the suspension of voting rights or nullification of votes cast by it, and amending or revoking any such condition;
- requiring the substitution or removal of any director, manager or officer of the licensee, at the expense of the licensee;
- appointing a person to advise the licensee on the proper conduct of its affairs, at the expense of the licensee;
- appointing a person to assume control of the licensee's affairs; or
- otherwise requiring such action to be taken by the licensee as CIMA considers necessary.

Failures to comply with a direction given by CIMA may be punishable by a fine of up to five hundred thousand Cayman Islands dollars (US$609,756.10 based on the Cayman Islands' pegged exchange rate of CI$0.82 per US$1.00) or imprisonment for a term of five years or both, and a fine of an additional ten thousand Cayman Islands dollars (US$12,195.12) for every day after conviction on which the offense so continues.

Our reinsurance subsidiaries are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Pursuant to the Capital and Solvency Regulations, Oxbridge Reinsurance Limited and Oxbridge Re NS, our reinsurance subsidiaries, are each required to maintain the statutory minimum capital requirement (as defined under the Capital and Solvency Regulations) of $500 and prescribed capital requirement (as defined under the Capital and Solvency Regulations) of $500, and a minimum margin of solvency equal to or in excess of the total prescribed capital requirement. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject us to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on our writing of additional business or engaging in finance activities, supervision or liquidation.

As a holding company, we will depend on the ability of our subsidiaries to pay dividends.

We are a holding company and do not have any significant operations or assets other than our ownership of the shares of our subsidiaries Oxbridge Reinsurance Limited, 80% of Oxbridge Re NS and 80% of SurancePlus. Dividends and other permitted distributions from our subsidiaries will be our primary source of funds to meet ongoing cash requirements, including future debt service payments, if any, and other expenses, and to pay dividends to our shareholders if we choose to do so. Our subsidiaries will be subject to applicable law as well as significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to pay dividends to our shareholders if we choose to do so and/or meet our debt service obligations, if any.

We are subject to the risk of possibly becoming an investment company under U.S. federal securities law.

In the United States, the Investment Company Act of 1940, as amended (the "Investment Company Act"), regulates certain companies that invest in or trade securities. We run the risk of inadvertently being deemed to be an investment company that is required to register under the Investment Company because a significant portion of our assets may be deemed to consist of, or may be deemed to have consisted of, investment securities, including potentially Oxbridge Reinsurance Limited's interest in Oxbridge Acquisition Corp. However, we rely on an exemption under the Investment Company Act for an entity organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements. The law in this area is subjective and there is a lack of guidance as to the meaning of ''primarily and predominantly'' under the relevant exemption to the Investment Company Act. For example, there is no standard for the amount of premiums that need to be written relative to the level of an entity's capital in order to qualify for the exemption. If this exception were deemed inapplicable, we would have to seek to register under the Investment Company Act as an investment company, which, under the Investment Company Act, would require an order from the SEC. Our inability to obtain such an order could have a significant adverse impact on our business, as we might have to cease certain operations or risk substantial penalties for violating the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, capital structure, leverage, management, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate (and intend to operate) our business. Specifically, if we were required to register under the Investment Company Act, provisions of the Investment Company Act would limit (and in some cases even prohibit) our ability to raise additional debt and equity securities or issue options or warrants (which could impact our ability to compensate key employees), limit our ability to use financial leverage, limit our ability to incur indebtedness, and require changes to the composition of our Board of Directors. Provisions of the Investment Company Act would also prohibit (subject to certain exceptions) transactions with affiliates.

Accordingly, if we were required to register as an investment company, we would not be permitted to have many of the relationships that we have or expect that we may have with affiliated companies.

If at any time it were established that we had been operating as an investment company in violation of the registration requirements of the Investment Company Act, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, or that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

Insurance regulations to which we are, or may become, subject, and potential changes thereto, could have a significant and negative effect on our business.

Although we do not presently expect that we will conduct business in any jurisdiction other than the Cayman Islands, we cannot assure you that insurance regulators in the United States or elsewhere will not review our activities and claim that we are subject to such jurisdiction's insurance licensing requirements. In addition, we are subject to indirect regulatory requirements imposed by jurisdictions that may limit our ability to provide reinsurance. For example, our ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies, and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non-U.S. reinsurers such as Oxbridge Reinsurance Limited and Oxbridge Re NS, with whom domestic companies may place business. We do not know of any such proposed legislation pending at this time.

Furthermore, we may not be able to comply fully with, or obtain desired exemptions from, revised statutes, regulations and policies that currently, or may in the future, govern the conduct of our business. Failure to comply with, or to obtain desired authorizations and/or exemptions under, any applicable laws could result in restrictions on our ability to do business or undertake activities that are regulated in the jurisdictions in which we operate and could subject us to fines and other sanctions. In addition, changes in the laws or regulations to which our reinsurance subsidiary is subject or may become subject, or in the interpretations thereof by enforcement or regulatory agencies, could have a material adverse effect on our business, our business plans, and our growth strategy.

Risks Relating to our Securities

Provisions of our Fourth Amended and Restated Memorandum and Articles of Association ("Articles") could adversely affect the value of our securities.

Our Articles permit our Board of Directors to allot, issue, grant options over or otherwise dispose of further shares (including fractions of such share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they consider appropriate. Accordingly, our Board of Directors may authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction, deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for ordinary shares and have a depressive effect on the value of our ordinary shares.

Provisions of the Companies Law of the Cayman Islands could prevent a merger or takeover of our company.

As compared to mergers under corporate law in the United States, it may be more difficult to consummate a merger of two or more companies in the Cayman Islands or the merger of one or more Cayman Islands companies with one or more overseas companies, even if such transaction would be beneficial to our shareholders. The Companies Law of the Cayman Islands, as amended (the "Companies Law"), permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

- the statutory provisions as to the required majority vote have been met;
- the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
- the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
- the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but such objection is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of certain corporations incorporated in the United States, including Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Holders of our securities may have difficulty obtaining or enforcing a judgment against us, and they may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

We are incorporated as an exempted company limited by shares under the Companies Law. A significant amount of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing our securities to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court will impose upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty if not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Furthermore, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of an entity. This may make it more difficult for shareholders to assess the value of any consideration they may receive in a merger or consolidation or to require that the offeror give a shareholder additional consideration if he believes the consideration offered is insufficient. In addition, shareholders of Cayman Islands exempted companies such as ours have no general rights under Cayman Islands law to inspect corporate records and accounts. Our directors have discretion under our Articles to determine whether or not, and under what conditions, the corporate records may be inspected by shareholders, but are not obligated to make them available to shareholders. This fact may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Finally, subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against our Board of Directors.

Provisions of our Articles may reallocate the voting power of our ordinary shares.

In certain circumstances, the total voting power of our ordinary shares held by any one person will be reduced to less than 9.9% of the total voting power of the total issued and outstanding ordinary shares. In the event a holder of our ordinary shares acquires shares representing 9.9% or more of the total voting power of our total ordinary shares, there will be an effective reallocation of the voting power of the ordinary shares as described in the Articles.

We do not currently have an effective registration statement registering the issuance of the shares underlying our publicly traded warrants, and therefore you may not be able to exercise the warrants in a cash exercise.

For you to be able to effect a cash exercise of our publicly traded warrants, the sale of the ordinary shares to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement. We have not maintained a current registration statement relating to the sale of the shares of common stock underlying the warrants. As a result, you would be unable to exercise the warrants in a cash exercise and will be required to engage in a cashless exercise in which a number of warrant shares equal to the fair market value of the exercised shares will be withheld. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the warrants and receive the underlying ordinary shares. This potential inability to exercise the warrants in a cash exercise, our right to cancel the warrants under certain circumstances, and the possibility that we may redeem the warrants for nominal value, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

Risks Relating to Taxation

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

Under current Cayman Islands law, we are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. The Governor-in-Cabinet of Cayman Islands has granted us an exemption from the imposition of any such tax on us for twenty years from April 23, 2013. We cannot be assured that after such date we would not be subject to any such tax. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be significantly and negatively affected.

We may be subject to United States federal income taxation.

We are incorporated under the laws of the Cayman Islands and intend to operate in a manner that will not cause us to be treated as engaging in a United States trade or business and will not cause us to be subject to current United States federal income taxation on our income. However, because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), regulations or court decisions as to the specific activities that constitute being engaged in the conduct of a trade or business within the United States, and as any such determination is essentially factual in nature, we cannot assure you that the United States Internal Revenue Service, or the IRS, will not successfully assert that we are engaged in a trade or business in the United States and thus are subject to current United States federal income taxation.

We may be treated as a PFIC, in which case a U.S. holder of our ordinary shares should be subject to disadvantageous rules under U.S. federal income tax laws.

Significant potential adverse United States federal income tax consequences generally apply to any United States person who owns shares in a "passive foreign investment company", or PFIC. In general, a non-U.S. corporation is classified as a PFIC for a taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain look-through rules, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income generally includes interest, dividends and other investment income. However, the income derived in the active conduct of an insurance business is excluded from the term "passive income" if (i) for years before 2021, the income is earned by a corporation that is predominantly engaged in an insurance business, and (ii) for years after 2021, the income is earned by a "qualifying insurance corporation". In order for a non-U.S. property and casualty insurance company to be treated as a "qualifying insurance corporation" for a taxable year, the company's "applicable insurance liabilities" generally must be greater than 25% of the company's assets for the taxable year. In the case of a non-U.S. property and casualty insurance company, the term "applicable insurance liabilities" means the amount of loss and loss adjustment expenses, but shall not exceed the amount reported to the applicable regulator in an applicable financial statement. It is not clear whether the term "applicable insurance liabilities" includes not only the unpaid loss and loss adjustment expenses, but also includes the paid loss and loss adjustment expenses during the taxable year. If each of Oxbridge Reinsurance Limited and Oxbridge Re NS is a "qualified insurance corporation" for a taxable year, then neither Oxbridge Re Holdings Limited, nor Oxbridge Reinsurance Limited, nor Oxbridge Re NS should be deemed to be a PFIC for the taxable year.

Regardless of whether the term "applicable insurance liabilities" includes not only the unpaid loss and loss adjustment expenses but also the paid loss and loss adjustment expenses, we believe that each of Oxbridge Reinsurance Limited and Oxbridge Re NS met the requirements for being a "qualified insurance corporation" for the years after 2021. For years prior to 2021, we also believe that each of those corporations met the requirement of being predominantly engaged in an insurance business. Accordingly, we believe that we have not been a PFIC during 2024 or prior years. We do not have an expectation, however, as to whether or not we may be a PFIC in years after 2024. If you are a United States person, we urge you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules.

We may be treated as a CFC and may be subject to the rules for related person insurance income, and in either case this may subject a U.S. holder of our ordinary shares to disadvantageous rules under U.S. federal income tax laws.

Controlled Foreign Corporation. United States persons who, directly or constructively through attribution rules, own 10% or more of the voting power or value of our ordinary shares, which we refer to as United States 10% shareholders, may be subject to the controlled foreign corporation, or CFC, rules. Under the controlled foreign corporation rules of the Code, each United States 10% shareholder must annually include his pro rata share of the controlled foreign corporation's "Subpart F income," even if no distributions are made. In general, a foreign insurance company will be treated as a controlled foreign corporation only if United States 10% shareholders collectively own, directly or constructively, more than 25% of the total combined voting power or total value of the company's shares. If you are a United States person we urge you to consult your own tax advisor concerning the controlled foreign corporation rules. We believe that certain United States persons may be deemed to own, directly or constructively (including through the ownership of warrants), 10% or more of the voting power or value of our ordinary shares, and we believe that those United States persons collectively own, directly or constructively, more than 25% of the voting power or value of our ordinary shares.

Related Person Insurance Income. A different definition of CFC is applicable in the case of a foreign corporation which earns "related person insurance income" ("RPII"). RPII is a Code Subpart F insurance income attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a RPII shareholder or a related person to the RPII shareholder. A "RPII shareholder" is a United States person who owns, directly or indirectly through foreign entities, any amount of our ordinary shares. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of shares after applying certain constructive ownership rules. For purposes of taking into account RPII, and subject to the exceptions described below, Oxbridge Reinsurance Limited or Oxbridge Re NS will be treated as a CFC if our RPII shareholders collectively own, indirectly, 25% or more of the total combined voting power or value of their respective shares on any day during a taxable year. If Oxbridge Reinsurance Limited or Oxbridge Re NS is a CFC at any time during a taxable year under the special RPII rules, any U.S. Holder that owns ordinary shares on the last day of any such taxable year must include in gross income for U.S. federal income tax purposes the U.S. Holder's allocable share of the RPII of Oxbridge Reinsurance Limited for the entire taxable year, subject to certain modifications. Among other exceptions, the RPII rules do not apply if the insurance company's RPII, determined on a gross basis, is less than 20% of such respective entity's gross insurance income for such taxable year. We do not believe that the 20% gross insurance income threshold will be met. However, we cannot assure you that this is or will continue to be the case. Consequently, we cannot assure you that a person who is a direct or indirect United States shareholder will not be required to include amounts in its income in respect of RPII in any taxable year.

United States tax-exempt organizations who own ordinary shares may recognize unrelated business taxable income.

If you are a United States tax-exempt organization you may recognize unrelated business taxable income if a portion of our Code Subpart F insurance income is allocated to you. In general, Code Subpart F insurance income will be allocated to you if we are a CFC as discussed above and you are a United States 10% shareholder or there is related person insurance income and certain exceptions do not apply. If you are a United States tax-exempt organization, we advise you to consult your own tax advisor regarding the risk of recognizing unrelated business taxable income.

Changes in United States tax laws may be retroactive and could subject us, and/or United States persons who own ordinary shares to United States income taxation on our undistributed earnings.

The tax laws and interpretations regarding whether a company is engaged in a United States trade or business, is a CFC, has RPII, or is a PFIC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

We do not intend to resume paying cash dividends in the foreseeable future.

On November 12, 2017, our board of directors decided to suspend our regular quarterly cash dividend. The board of directors intends to reconsider in the future the payment of a quarterly cash dividend, but the timing of such reconsideration has not been determined, and there is no intention to resume dividend payments in the foreseeable future, if at all. Any decision to resume dividend payments will be dependent upon a variety of factors, including the state of our business as well as general market conditions at the time of reconsideration, and there is no assurance that dividend payments will recommence.

Outages, computer viruses and similar events could disrupt our operations.

We rely on information technology networks and systems, some of which are owned and operated by third parties, to process, transmit and store electronic information. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist or cyber-attacks and similar events. Despite the implementation of network security measures, our systems and those of third parties on which we rely may also be vulnerable to computer viruses and similar disruptions. If we or the third parties on whom we rely are unable to prevent such outages and breaches, our operations could be disrupted.

Increased Information Technology ("IT") security threats and more sophisticated computer crime could pose a risk to our systems, networks, and services.

Cyber incidents can result from deliberate attacks or unintentional events. There have been an increased number of significant cyber-attacks targeted at the retail, insurance, financial and banking industries that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as by causing denial-of-service attacks on websites. Cyber-attacks by third parties or insiders utilize techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm a website to more traditional intelligence gathering, and social engineering aimed at obtaining information necessary to gain access.

Increased global IT security threats are more sophisticated and targeted computer crimes pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. The open nature of interconnected technologies may allow for a network or Web outage or a privacy breach that reveals sensitive data or transmission of harmful/malicious code to business partners and clients. Because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

Cyber-attacks may result in substantial financial and reputational cost, including but are not limited to:

- Compromising of confidential information;
- Manipulation and destruction of data;
- Loss of trade secrets;
- System downtimes and operational disruptions;

- Remediation costs that may include liability for stolen assets or information and repairing system damage, as well as incentives offered to business partners in an effort to maintain business relationships;
- Loss of revenues resulting from unauthorized use of proprietary information;
- Cost to deploy additional protection strategies, training employees and engaging third party experts and consultants;
- Reputational damage adversely affecting investor confidence; and
- Costly litigation.

The control environment for cybersecurity is an ever-changing risk landscape across the entire attack surface which includes risks from on-premises, cloud infrastructure, software as a service and mobile applications. While we attempt to mitigate these risks by employing a number of cybersecurity measures, such measures may be insufficient to prevent a cyberattack and our systems, networks, and services remain potentially vulnerable to advanced threats.

Increased scrutiny by and changing expectations from investors, employees, and other stakeholders regarding our environmental, social, and governance ("ESG") practices and reporting could cause us to incur additional costs and adversely impact our reputation, tenant and employee acquisition and retention, and access to capital.

Companies across all industries are facing increasing scrutiny related to their ESG practices and disclosure. Investors, employees, and other stakeholders have begun to focus increasingly on ESG practices and to place heightened importance on the environmental and social cost of their investments, business decisions and consumer choices. For example, an increasing number of investment funds focus on positive ESG practices and sustainability scores when making an investment decision. Additionally, certain institutional investors have demonstrated increased activism with respect to their existing investments, including by urging companies to take certain actions in areas of perceived ESG significance.

Investors, particularly institutional investors, use or may use third-party benchmarks and scores to assess our ESG practices against our peers and if we are perceived as lagging, such investors may decide to not invest in our ordinary shares or to divest from their current investment, and we may face reputational challenges. Alternatively, such investors may decide to actively engage with us to improve ESG disclosure or performance, and may also make voting decisions on this basis. Given increased investor focus and demand, public disclosure regarding ESG practices is becoming more broadly expected. Any disclosure we make may include our policies and practices on a variety of ESG matters, including corporate governance, environmental compliance, human capital management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices, reporting and goals, or with our speed of adoption. If our ESG practices and disclosures do not meet investor, tenant, employee or other stakeholder expectations, which continue to evolve, our reputation and employee retention, and access to capital may be negatively impacted.

In 2022, the SEC proposed extensive rules aimed at enhancing and standardizing climate-related disclosures in an effort to foster greater consistency, comparability and reliability of climate-related information among public issuers. In March 2024, the SEC adopted final rules which will require public issuers to include prescribed climate-related information in their registration statements and annual reports, including information regarding greenhouse gas emissions and climate-related risks and opportunities and related financial impacts, governance and strategy. Additionally, we may become subject to new compliance requirements and/or new costs or taxes associated with natural resource or energy usage and related emissions (such as a "carbon tax"), which could increase our operating costs.

We could incur additional costs relating to implementing, monitoring and reporting various ESG practices and initiatives, as well as complying with applicable law, which could place a strain on our personnel, systems and resources. Our failure, or perceived failure, to meet the goals and objectives we set in any ESG disclosure within the timelines announced or at all, or the expectations of our various stakeholders could negatively impact our reputation, tenant and employee retention, and access to capital.

ITEM 1B UNRESOLVED STAFF COMMENTS

The Company has no unresolved written comments regarding its periodic or current reports from the staff of the SEC.

ITEM 1C CYBERSECURITY

Governance

Cybersecurity is an integral part of the Board's risk analysis and discussions with management. Our board of directors administers the Company's cybersecurity risk oversight function directly as a whole, as well as through the audit committee. At least annually, the full Board is updated on the Company's cybersecurity risks and risk mitigation strategy by the audit committee. The audit committee has access to advisors, and various other reports, and presentation materials related to cybersecurity threats, risk and mitigation. The Board also receives ad hoc updates, as needed, about material changes to the Company's cybersecurity program and/or the cybersecurity landscape, including briefings on major legislative and regulatory developments.

The Company regularly evaluates its cybersecurity risk profile and leads the development of strategies to mitigate risks and address cybersecurity issues that may arise in consultation with members of our senior management team. On an as needed basis, the Company engages external advisors and consultants to assess our internal cybersecurity programs and compliance with applicable regulatory requirements and industry standards

We have formal policies and procedures that address cybersecurity incident response and disaster recovery from interference with our critical applications. Our Cybersecurity Incident Response Standard provides a documented framework for responding to cybersecurity incidents in coordination across multiple departments. In the event of such an incident, our Cybersecurity Incident Response Team ("CIRT"), which includes our outsourced cybersecurity consultant, Chief Executive Officer, Chief Financial Officer, and outside legal counsel, would respond to such incident in accordance with our Cybersecurity Incident Response Standard. We currently have no Chief Information Officer and have delegated the relevant services to reputable third party service provider (Black CAT). Any cybersecurity incident that is designated by the CIRT with a "High" severity classification according to the Cybersecurity Incident Response Standard or that otherwise necessitates regulatory disclosure because of its materiality, will be communicated by the CIRT to the Board within specified timeframes. All cybersecurity incidents, will be evaluated by our CIRT to assess the impact of the incident on the Company, considering qualitative and quantitative factors. In conducting this assessment and responding to an incident, the CIRT Team may utilize the services of third-party consultants. Third-party consultants may be engaged to assist with the identification of the source of any cybersecurity incidents, remediation and recovery from such incident, and the refinement of cybersecurity controls to avert similar future cybersecurity threats and incidents.

Cybersecurity user awareness training is mandatory for all new hires and for existing employees on an annual basis to help protect our employees and the Company against cybersecurity threats. Novel cybersecurity threats to the Company that are identified are communicated to all employees by email, as needed, in an effort to promote awareness and protect the Company from cyber attacks.

Management Expertise and Role in Cybersecurity Risk Management

The responsibility for assessing and managing cybersecurity risks is shared among senior management, including the Chief Executive Officer and Chief Financial Officer, in coordination with an outsourced cybersecurity consultant who possesses relevant expertise in cybersecurity risk management.

The Company's outsourced cybersecurity consultant has over 25 years of experience providing IT and cybersecurity services to a range of enterprise customers. The consultant's experience includes the design, implementation and maintenance of secure network environments utilizing a multi-layered security approach, including role-based access controls (RBAC), encryption at rest, active threat monitoring and scanning, and perimeter firewall protection with intrusion detection and prevention capabilities.

The consultant has direct experience installing, maintaining and configuring enterprise email systems, including email filtering and security controls, as well as implementing business continuity solutions and edge network security architectures.

The consultant holds a Master of Science degree in Information Technology and is certified as a GIAC (SANS) Certified Forensic Examiner, demonstrating expertise in cybersecurity incident investigation and response. In addition, the consultant holds approximately 15 certifications from Microsoft, including certifications related to SQL Server, Exchange Server and Active Directory environments.

Management leverages the consultant's experience and expertise in connection with the Company's ongoing cybersecurity risk assessments, incident response planning, and implementation of cybersecurity controls.

Risk Management Strategy

We maintain an Enterprise Risk Management ("ERM") program to identify and respond to the most critical risks to our business, including cybersecurity risks. Risks and vulnerabilities from our increased reliance on information technology systems are assessed at least annually by our Executive Management Team as part of our ERM program. In response to such assessments, controls are embedded into our processes and technology by our Executive Management Team to seek to mitigate risks to our systems and processes from cybersecurity incidents. We continuously evaluate whether we have adequate controls in place utilizing a risk-based approach that tailors and applies best practice from various industry standard IT Management frameworks such as Information Technology Infrastructure Library (ITIL), Control Objectives for Information Technologies (COBIT), National Institute of Standards and Technology CyberSecurity Framework, and ISO/IEC 27001.

Our daily operations are continuously monitored. We monitor traffic traversing our computer networks and have implemented IT controls and processes to secure our business applications and prevent unauthorized access to or the loss of sensitive data. Our controls include the use of multiple encryption layers for data in transit and at rest, multi-factor authentication, data classification, and data loss prevention. We plan to assess the adequacy of our cybersecurity IT controls through annual cybersecurity vulnerability testing.

We maintain a risk-based approach to evaluating and overseeing cybersecurity risks presented by our third-party vendors. Third-party vendors that meet certain criteria, such as owning and operating any information technology networks and systems on which the Company relies, are evaluated to assess their performance across several domains, including data security and operations management. We seek to maintain effective communication with our third-party vendors to facilitate timely notification of cybersecurity incidents that might impact the Company. We also independently monitor reputable cybersecurity publications for notifications about vulnerabilities in widely used software libraries, APIs, and other generally available technologies upon which our third-party vendors' products might rely.

Although risks from cybersecurity threats have to date not materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, like other companies in our industry, we could, from time to time, experience threats and security incidents related to our and our third-party vendors' information systems. For more information, please see "Item 1A. Risk Factors - Increased Information Technology ("IT") security threats and more sophisticated computer crime could pose a risk to our systems, networks, and services."

ITEM 2 PROPERTIES

We currently lease office space at Suite 201, 42 Edward Street, Georgetown, Grand Cayman. This lease expires in February 2027. We believe that our current office is suitable and sufficient for us to conduct our operations for the foreseeable future.

ITEM 3 LEGAL PROCEEDINGS

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

ITEM 4 MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Ordinary Shares

The Company's ordinary shares and warrants are listed on The NASDAQ Capital Market under the symbols "OXBR" and "OXBRW," respectively.

Holders of Record and Tax Information

As of March 26, 2026, there were 19 holders of record of our ordinary shares. There are no current applicable Cayman Islands laws, decrees or regulations relating to restrictions on the import or export of capital or exchange controls affecting remittances of dividends, interest and other payments to non-resident holders of our ordinary shares. There are no existing laws or regulations of the Cayman Islands imposing taxes or containing withholding provisions to which United States holders of our ordinary shares are subject. There are no reciprocal tax treaties between the Cayman Islands and the United States.

Dividend Policy

The declaration and payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations and cash flows, our financial position and capital requirements, general business conditions, rating agency guidelines (if applicable), any legal, tax, regulatory and contractual restrictions on the payment of dividends, and any other factors considered relevant by our Board of Directors. Our ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party and the ability of our reinsurance subsidiaries, or other subsidiaries, to pay dividends to us. Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, Oxbridge Reinsurance Limited and Oxbridge Re NS, our reinsurance subsidiaries, are subject to Cayman Islands regulatory constraints that affect their ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for Oxbridge Reinsurance Limited and Oxbridge Re NS is $500. As of December 31, 2025, both subsidiaries exceeded the minimum requirement. By law, Oxbridge Reinsurance Limited and Oxbridge Re NS is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

We paid no dividends in both 2025 and 2024.

Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant. We do not expect to pay any cash dividends in the foreseeable future.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities by us during the year ended December 31, 2025, other than as previously disclosed in our previously filed Current Reports on Form 8-K filed with the SEC.

Issuer Purchases of Equity Securities

The Company did not repurchase any ordinary shares or warrants in 2025.

ITEM 6 [RESERVED]

Not applicable.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with our Consolidated Financial Statements and the related notes contained elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

This discussion contains forward-looking statements that are not historical facts, including statements about our beliefs and expectations. These statements are based upon current plans, estimates and projections. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors. See "*Forward Looking Statements*" appearing at the beginning of this Annual Report on Form 10-K and Item 1A, "*Risk Factors*."

General

The following is a discussion and analysis of our results of operations for the years ended December 31, 2025 and 2024 and our financial condition as of December 31, 2025 and 2024. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. References to "we," "us," "our," "our company," or "the Company" refer to Oxbridge Re Holdings Limited and its subsidiaries, Oxbridge Reinsurance Limited, Oxbridge Re NS, SurancePlus Holdings Ltd., SurancePlus Inc. and DSN Blockchain Technologies Ltd., unless the context dictates otherwise.

Overview and Trends

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS. We focus on underwriting fully collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts. Oxbridge Re NS functions as a reinsurance sidecar which increases the underwriting capacity of Oxbridge Reinsurance Limited. Oxbridge Re NS issues participating notes to third party investors, the proceeds of which are utilized to collateralize Oxbridge Reinsurance Limited's reinsurance obligations.

In addition to our historical reinsurance business operations, in 2023, our subsidiary SurancePlus Inc. ("SurancePlus") began developing, offering, and selling a tokenized reinsurance security representing fractionalized interests in reinsurance contracts, with each token representing an interest in participating notes issued by Oxbridge Re NS. These efforts culminated in the development, launch, and issuance of our first tokenized reinsurance security, the DeltaCat Re Token, which we believe is the first "on-chain" reinsurance security of its kind to be developed by a subsidiary of a public company. Following the issuance of the DeltaCat Re Token in 2023, we issued EpsilonCat Re token in 2024, issued ZetaCat Re and EtaCat Re in 2025, launched T42:2027 and T20:2027 tokenized reinsurance securities in 2026, representing high yield and balanced yield tokens, and intend to develop, launch, and issue additional series of tokenized reinsurance securities representing fractional interests in reinsurance contracts in the future. We are also using our tokenization experience and activities as a foundation for developing Web3-focused business offerings and products relating to the tokenization of other real-world assets (RWAs), including RWAs held or being acquired by third parties. Our tokenization business will be conducted through SurancePlus and through other subsidiaries of our 80% owned subsidiary, SurancePlus Holdings Ltd. ("SurancePlus Holdings"), a Cayman Islands exempted company that we have organized to serve as a holding company for subsidiaries that will operate our developing Web3-focused business operations.

In our historical reinsurance business operations, we underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Additionally, we complement our underwriting profits with investment profits on an opportunistic basis. Our underwriting business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States, with an emphasis on Florida. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As our capital base grows, however, we expect that we will consider further growth opportunities in other geographic areas and risk categories.

Our level of profitability in our historical reinsurance business is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), as we are able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

Compared to most of our competitors, we are small and have low overhead expenses. We believe that our expense efficiency, agility and existing relationships support our competitive position and allows us to profitably participate in lines of business that fit within our strategy. Over time we expect our expense advantage could erode as the industry seeks to reduce frictional costs.

Recent Developments

Formation of SurancePlus

SurancePlus, an indirect 80% owned subsidiary of the Company, was originally incorporated as a British Virgin Islands Business Company on December 19, 2022 for the purpose of tokenizing reinsurance contracts underwritten by its affiliated licensed reinsurer, Oxbridge Re NS.

On March 27, 2023, we, through SurancePlus, issued a press release announcing the commencement of an offering by SurancePlus of up to $5.0 million of DeltaCat Re Tokens with a purchase price of $10.00 per DeltaCat Re Token and representing one share of Series DeltaCat Re Preferred Shares per DeltaCat Re Token (the "Private Placement").

On June 27, 2023, SurancePlus completed the Private Placement. The aggregate amount raised in the Private Placement was $2,447,760 for the issuance of 244,776 DeltaCat Re Tokens, of which approximately $1,280,000 was received from third-party investors and approximately $1,167,000 was received from Oxbridge Re Holdings Limited.

On September 11, 2023, the DeltaCat Re tokens were reclassified as tokenized interests carrying rights equivalent to the DeltaCat Re Preferred Shares in accordance with the provisions of British Virgin Islands law.

On March 18, 2024, Oxbridge Re Holdings Limited (the "Company") and its indirect 80% owned subsidiary SurancePlus Inc. ("SurancePlus"), a British Virgin Islands Business Company, announced the commencement of an offering by SurancePlus of Participation Shares (the "Securities") represented by digital tokens to be issued under a 3-year Participation Share Investment Contract (the "PSIC"). The Participation Shares are not shares in SurancePlus and shall have no preemptive right or conversion rights. The Participation Shares solely confered contractual rights against SurancePlus as contained in the PSIC. The quantity of Participation Shares to be issued in subsequent years of 2025, and 2026, shall be disclosed prior to their issuances. At the start of the offering, the Participation Shares were offered at an initial price of $10.00 per Participation Share.

The net proceeds from the offer and sale of the Participation Shares were used by SurancePlus to purchase one or more participating notes of Oxbridge Re NS, an affiliated Cayman Islands licensed reinsurance entity, and the proceeds from the sale of such participating notes will be invested in collateralized reinsurance contracts to be underwritten by Oxbridge Re NS. The holders of the Participation Shares will generally be entitled to proceeds from the payment of the participating notes in the amount of a preferred return equal to the initial Participation Share price, plus 20%, and then 80% of any proceeds in excess of the amount necessary to pay the preferred return.

On July 12, 2024, SurancePlus completed the Private Placement. The aggregate amount raised in the Private Placement was $2,878,048 Participation Shares (the "Securities") represented by digital tokens issued under a 3-year Participation Share Investment Contract (for the issuance of 287,808 of the Participation Shares represented by the digital tokens, of which approximately $1,469,000 was received from third-party investors and approximately $1,409,000 was received from Oxbridge Re Holdings Limited.

On July 31, 2025, SurancePlus completed its private placement (the "Private Placement") of Participation Shares (the "Securities") represented by digital tokens issued under a 3-year Participation Share Investment Contract (the "PSIC"). On July 31, 2025, SurancePlus entered into subscription agreements with investors in the Private Placement with respect to 361,191 of the Participation Shares represented by the digital tokens, ZetaCat Re (156,191 tokens) and EtaCat Re (205,000 tokens) at a purchase price of $10.00 per Participation Share for aggregate gross proceeds of $3,611,910. The tokens were issued on the Avalanche blockchain. Ownership of the ZetaCatRe and EtaCatRe tokenized Participation Shares indirectly conferred fractionalized interests in reinsurance contracts underwritten by Oxbridge Re's reinsurance subsidiary, Oxbridge Re NS, for the 2025-2026 treaty year. The Participation Shares are not shares in SurancePlus and have no preemptive right or conversion rights. The Participation Shares solely conferred contractual rights against SurancePlus as contained in the PSIC.

Oxbridge Acquisition Corp.

The Company's wholly-owned licensed reinsurance subsidiary, Oxbridge Reinsurance, was the lead investor in Oxbridge Acquisition's sponsor, OAC Sponsor Ltd. ("Sponsor") and previously held the equivalent of 2,369,038 of Jet.AI common stock (NASDAQ: JTAI). During November 2024, Jet.AI initiated a 1:225 reverse stock split, resulting the Company holding 10,549 Jet.AI common stock at December 31, 2024.

ATM Facility

On September 30, 2022, the Company entered into an Equity Distribution Agreement (the "Offering Agreement") with Maxim Group LLC, as sales agent (the "Sales Agent"), pursuant to which the Company could offer and sell, from time to time, through the Sales Agent up to $6,300,000 of the Company's ordinary shares, $0.001 par value ("Ordinary Shares"). The expiration date of the Offering Agreement is the earlier of (i) the issuance and sale of the Ordinary Shares having an aggregate offering price equal to $6,300,000, or (ii) the termination of the Offering Agreement by either the Sales Agent or the Company, in each such party's sole discretion, upon the provision of thirty (30) days' written notice. The Company will pay the Sales Agent a commission equal to 3.0% of the gross proceeds of the Ordinary Shares sold by the Sales Agent pursuant to the Offering Agreement.

On July 9, 2025, the Company entered into a new offering agreement ("New Offering Agreement") with the Sales Agent, pursuant to which the Company could offer and sell, from time to time, through the Sales Agent up to $5 million of the Company's Ordinary Shares. The expiration date of the New Offering Agreement is the earlier of (i) the issuance and sale of the Ordinary Shares having an aggregate offering price equal to $5 million, or (ii) the termination of the Offering Agreement by either the Sales Agent or the Company, in each such party's sole discretion, upon the provision of thirty (30) days' written notice. The Company will pay the Sales Agent a commission equal to 3.0% of the gross proceeds of the Ordinary Shares sold by the Sales Agent pursuant to the New Offering Agreement. The New Offering Agreement replaced our prior sales agreement dated September 30, 2022 with the Sales Agent pursuant to which the Company sold Ordinary Shares having an aggregate sales price of $4.6 million.

Sales of the Ordinary Shares under the Offering Agreement, if any, may be made in transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including without limitation sales made directly on or through the Nasdaq Capital Market or any other existing trading market for the Ordinary Shares. The Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Ordinary Shares from time to time, based upon instructions from the Company (including any price, time or amount limits the Company may impose). The Company is not obligated to make any sales under the Offering Agreement.

The Ordinary Shares were registered pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-262590), and offerings of the Ordinary Shares were made only by means of a prospectus supplement.

For the year ended December 31, 2025, we have sold 287,915 ordinary shares under the ATM program for gross proceeds of $900,531 at an average price of $3.13 per share. After deducting commissions related to the ATM offering of $27,016, the net proceeds we received from the transactions were $873,515. The proceeds from the ATM sales are being used for general corporate purposes.

Securities Purchase Agreement

On February 24, 2025, the Company and an institutional investor (the "Investor") entered into a securities purchase agreement (the "Securities Purchase Agreement") relating to the issuance and sale of ordinary shares of the Company pursuant to a registered direct offering and a private placement of warrants to purchase ordinary shares (collectively, the "Offering").

The Investor purchased approximately $3.0 million in the Offering, consisting of an aggregate of 705,884 ordinary shares, an aggregate of 1,411,768 warrants consisting of Series A Warrants to purchase up to an aggregate of 529,413 ordinary shares (the "Series A Warrants") and Series B Warrants to purchase up to an aggregate of 882,355 ordinary shares (the "Series B Warrants") (collectively, the "Warrants"). The combined effective Offering price for each ordinary share and the accompanying Warrants was $4.25. The Series A Warrants were exercisable as of February 24, 2025 with an expiration date of February 24, 2027 and have an exercise price of $4.25 per share. The Series B Warrants were exercisable as of May 8, 2025 with an expiration date of May 8, 2030 and have an exercise price of $4.25 per share.

The net proceeds to the Company from the Offering, after deducting the fees of Maxim Group LLC (the "Placement Agent") and the Company's estimated offering expenses, were approximately $2.7 million.

The ordinary shares were offered and sold pursuant to the Company's Registration Statement on Form S-3 (Registration No. 333-262590) previously filed with the Securities and Exchange Commission (the "SEC") and declared effective, the base prospectus included therein and the related prospectus supplement. The Warrants were issued in a private placement and were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 4(a)(2) thereof as a transaction not involving a public offering and/or Rule 506 of Regulation D promulgated thereunder.

The Company paid the Placement Agent a cash fee of 6.0% of the gross proceeds from the Offering and reimbursed the Placement Agent for its expenses, including the reimbursement of legal fees up to an aggregate of $45,000.

PRINCIPAL REVENUE AND EXPENSE ITEMS

Revenues

We derive our most significant revenues from three principal sources:

- premiums assumed from reinsurance on property and casualty business;
- income from investments and unrealized (loss)/ gain on other investments;
- income from SurancePlus management fees

Premiums Assumed

Premiums assumed include all premiums received by a reinsurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premiums reserve and are realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2025, typically one-half of the premiums will be earned in 2025 and the other half will be earned during 2026. However, in the event of limit losses on our policies, premium recognition will be accelerated to match losses incurred in the period, when there is no possibility of any future treaty-year losses under the contracts.

Premiums from reinsurance on property and casualty business assumed are directly related to the number, type and pricing of contracts we write.

Premiums assumed are recorded net of change in loss experience refund, which consists of changes in amounts due to the cedants under two of our reinsurance contracts. These contracts contain retrospective provisions that adjust premiums in the event losses are minimal or zero. We recognize a liability pro-rata over the period in which the absence of loss experience obligates us to refund premiums under the contracts, and we will derecognize such liability in the period in which a loss experience arises. The change in loss experience refund is negatively correlated to loss and loss adjustment expenses described below.

Investment Income

Income from our investments is primarily comprised of net realized and unrealized gains (losses), interest income and dividends on investment securities. Such income is primarily from the Company's investments, which includes other investments in Jet.AI and investments held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for trust accounts are generally be established by the cedant for the relevant policy.

Incentive, Technology, Origination and Management Fee Income

During the year ended December 31, 2025, the Company's subsidiary, SurancePlus, effectively entered into subscription agreements for the sale of ZetaCat Re and EtaCat Re Participation Shares representing fractionalized interest in reinsurance contracts underwritten by Oxbridge Re NS. The ZetaCat Re and EtaCat Re Tokens were issued on the Avalanche blockchain.

SurancePlus receives an incentive, technology, origination and management ("ITOM") fee to cover costs associated with origination, structuring and the blockchain technology related to the ZetaCat Re and EtaCat Re Tokens. These fees are included in SurancePlus fees income line item in the consolidated statement of operations.

Expenses

Our expenses consist primarily of the following:

- losses and loss adjustment expenses;

- policy acquisition costs and underwriting expenses; and

- general and administrative expenses.

Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on the claims reported by our Company's ceding insurers, and may include an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Policy Acquisition Costs and Underwriting Expenses

Policy acquisition costs and underwriting expenses consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to our writing of reinsurance contracts. We amortize deferred acquisition costs over the related contract term.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits and related costs, including costs associated with our professional fees, rent and other general operating expenses consistent with operating as a public company.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (dollars in thousands, except per share amounts):

| | | Years Ended December 31, | |
		2025	2024
Revenue			
Assumed premiums	$	2,275	2,379
Change in unearned premiums reserve		12	(76)
Net premiums earned		2,287	2,303
SurancePlus fee income		1	312
Realized gain on other investments		35	-
Net investment and other income		314	248
Interest and gain on redemption of Series A-1 preferred shares		-	47
Interest and gain on redemption of loan receivable		-	41
Unrealized loss on other investments		(20)	(2,145)
Change in fair value of equity securities		(40)	(260)
Total revenue	$	2,577	546
Expenses			
Losses and loss adjustment expenses		2,742	-
Policy acquisition costs and underwriting expenses		252	254
General and administrative expenses		3,046	1,917
Total expenses	$	6,040	2,171
Loss before (income) loss attributable to tokenholders and non-controlling interests	$	(3,463)	(1,625)
Loss (income) attributable to tokenholders		1,386	(962)
Loss before income attributable to non-controlling interests		(2,077)	(2,587)
Income attributable to non-controlling interests		(2)	(139)
Net loss attributable to ordinary shareholders	**$**	**(2,079)**	**(2,726)**
Loss per share attributable to ordinary shareholders			
Basic and Diluted		(0.28)	(0.45)
Weighted-average shares outstanding			
Basic and Diluted		7,389,822	6,099,051
Performance ratios to net premiums earned:			
Loss ratio		119.9%	0.0%
Acquisition ratio		11.0%	11.0%
Expense ratio		144.2%	94.3%
Combined ratio		264.1%	94.3%

Comparison of the Year Ended December 31, 2025 to Year Ended December 31, 2024

    General. Net loss for the year ended December 31, 2025 was $2.08 million or $0.28 basic and diluted loss per share compared to a net loss of $2.72 million or $0.45 basic and diluted loss per share for the year ended December 31, 2024. The change is primarily due to the higher overall revenues driven by significant decrease in unrealized loss on other investments, partially offset higher expenses and higher underwriting losses borne by tokenholders during the year ended December 31, 2025, when compared with the prior period.

    Premium Income. Net premiums earned typically reflects the pro-rata inclusion into income of premiums assumed over the life of the reinsurance contracts.

    Net premiums earned for the years ended December 31, 2025 and 2024 was $2.3 million.

    Losses Incurred. During the year ending December 31, 2025, two of our reinsurance contracts experienced adverse loss development stemming from Hurricane Milton, and we recognized a full limit loss of $2.3 million on one contract, and a partial loss of $442,000 on the second contract. There were no losses incurred during the year ended December 31, 2024. The net impact of the Hurricane Milton's loss on the Company's equity, after accounting for the portion of losses borne by external tokenholders', is $1.43 million.

    Policy Acquisition Costs and Underwriting Expenses. Acquisition costs represent the amortization of the brokerage fees and federal excise taxes incurred on reinsurance contracts placed. Policy acquisition costs and underwriting expenses for the year ended December 31, 2025 decreased to $252,000 from $254,000 for the year ended December 31, 2024. The decreases are primarily due to the rates on contracts in force during the year ended December 31, 2025, when compared to prior year.

    General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2025 increased to $3.05 million from $1.92 million for the year ended December 31, 2024. The increase in 2025 is due to increased professional costs relating to investor relations, our web3 subsidiary tokenization costs, S-3 related costs, increased human resources and personnel costs and legal expenditures.

MEASUREMENT OF RESULTS

    We use various measures to analyze the growth and profitability of business operations. For our reinsurance business, we measure growth in terms of premiums assumed and we measure underwriting profitability by examining our loss, underwriting expense and combined ratios. We analyze and measure profitability in terms of net income and return on average equity.

    Premiums Assumed. We use gross premiums assumed to measure our sales of reinsurance products. Gross premiums assumed also correlates to our ability to generate net premiums earned. Premiums assumed decreased by $104,000 from $2.37 million to $2.27 million for the year ended December 31, 2025.

    Loss Ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of our reinsurance business. The loss ratio increased to 119.9% for the year ended December 31, 2025, from 0% for the year ended December 31, 2024. This was due to the losses recognized on our reinsurance contracts affected by Hurricane Milton.

    Acquisition Cost Ratio. The acquisition cost ratio is the ratio of policy acquisition costs and other underwriting expenses to net premiums earned. The acquisition cost ratio measures our operational efficiency in producing, underwriting and administering our reinsurance business. The acquisition cost ratio remained unchanged during the year ended December 31, 2025 from 11.0% in the prior year.

    Expense Ratio. The expense ratio is the ratio of policy acquisition costs and general and administrative expenses to net premiums earned. We use the expense ratio to measure our operating performance. The expense ratio increased from 94.3% for the year ended December 31, 2024 to 144.2 % for the year ended December 31, 2025. The increases are primarily due to increased professional costs relating to investor relations and our web3 subsidiary marketing and operations, renewed S-3 related costs, increased human resources and personnel costs and legal expenditures during the year ended December 31, 2025, when compared with the prior year.

Combined Ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio increased from 94.3% for the year ended December 31, 2024 to 264.1 % for the year ended December 31, 2025. The increase is due to the higher general and administrative expenses and the losses incurred during year ended December 31, 2025, when compared with the prior year.

FINANCIAL CONDITION – DECEMBER 31, 2025 COMPARED TO DECEMBER 31, 2024

Restricted Cash and Cash Equivalents. As of December 31, 2025, our cash and restricted cash increased by $1.08 million to $6.98 million from $5.89 million as of December 31, 2024. The increase is primarily due to new collateral deposits for treaty year ending May 31, 2026, more than offsetting funds being released from the underlying trusts for loss payments during 2025 relating to Hurricane Milton.

Investments. As of December 31, 2025, our equity securities decreased by $113,000 to $0, from $113,000 as of December 31, 2024. The decrease is primarily a result of the sale of two of the equity securities during the year ended December 31, 2025.

Notes Payable to Noteholders. As of December 31, 2025 our notes payable remained stable at $118,000.

Mezannine Equity – EpsilonCat Re / DeltaCat Re / ZetaCat Re and EtaCat Re Tokenholders. As of December 31, 2025, amounts due to CatRe tokenholders decreased by $1.2 million, to $518,000 from $1.73 million at December 31, 2024. The decrease is due to the tokenholders share in the limit loss experienced during 2025 on our reinsurance contracts affected by Hurricane Milton.

Unearned Premiums Reserve. As of December 31, 2025, our unearned premiums reserve decreased by $65,000, to $926,000 from $991,000 at December 31, 2024. The decrease is due to net recognition of reinsurance premium on contracts in force during the year ended December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

General

We are organized as a holding company and provide administrative and management services to our subsidiaries. Our operations are conducted through our reinsurance subsidiaries, Oxbridge Reinsurance Limited and Oxbridge Re NS and our web3 focused subsidiary SurancePlus Inc. which underwrites risks associated with our property and casualty reinsurance programs as well as the tokenization of RWAs such as Reinsurance contracts. We have minimal continuing cash needs at the holding company level, with such needs principally being related to the payment of administrative expenses and shareholder dividends. There are restrictions on Oxbridge Reinsurance Limited's and Oxbridge Re NS' ability to pay dividends which are described in more detail below.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts (net of brokerage fees and federal excise taxes, where applicable) and investment income, including interest, dividends and realized gains. We use cash to pay losses and loss adjustment expenses, other underwriting expenses, dividends, and general and administrative expenses. Substantially all of our surplus funds, net of funds required for cash liquidity purposes, are invested in accordance with our business plan and investment guidelines. Our investment portfolio, except for our investment in Jet.AI, is primarily comprised of cash and highly liquid securities, which can be liquidated, if necessary, to meet current liabilities, we believe that we have sufficient flexibility to liquidate any securities that we own to generate liquidity.

As of December 31, 2025, we believe we had sufficient cash flows from operations to meet our liquidity requirements. We expect that our operational needs for liquidity will be met by cash, investment income, proceeds of $1,000,000 from the promissory note and funds generated from underwriting and tokenization activities. The promissory note has a 6-month maturity, with the outstanding principal and 16% (annualized) interest due and payable on August 14, 2026, unless repaid earlier. The proceeds from note are being used for working capital and general corporate purposes. We intend to pay the promissory note in June 2026 after the expected release of approximately $5 million of our collateral cash held in trust account in June 2026, following the end of a successful 2025/26 treaty period.

Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, its subsidiaries Oxbridge Reinsurance Limited and Oxbridge Re NS are subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for each subsidiary is $500. As of December 31, 2025, each subsidiary exceeded the minimum required. By law, each subsidiary is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

Cash Flows

Our cash flows from operating, investing, and financing activities for the years ended December 31, 2025 and 2024 are summarized below.

Cash Flows for the Year ended December 31, 2025 (in thousands)

Net cash used in operating activities for the year ended December 31, 2025 totaled $1,348 which consisted primarily of cash received on net written premiums less cash disbursed for operating expenses. Net cash provided by investing activities was $120 which is consisted of proceeds from sale of equity securities and the purchase of an office vehicle. Net cash provided by financing activities was $2,311 which consisted of net proceeds from issuance of ordinary shares through the Company's ATM facility and the registered direct offering completed during the period.

Cash Flows for the Year ended December 31, 2024 (in thousands)

Net cash used in operating activities for the year ended December 31, 2024 totaled $(284) which consisted primarily of cash received on net written premiums less cash disbursed for operating expenses. Net cash provided by investing activities of $780 which is due proceeds from sale of equity securities, as well as proceeds from redemption of investment in note receivable and Series A-1 Preferred Stock from Jet.AI. Net cash provided by financing activities was $1,652 which consisted of net proceeds from EpsilonCat Re and proceeds from the issuance of ordinary shares through the Company's ATM facility.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Exposure to Catastrophes

As with other reinsurers, our operating results and financial condition could be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions, and particularly to weather events in the State of Florida. Although we attempt to limit our exposure to levels, we believe are acceptable, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As described under "CRITICAL ACCOUNTING POLICIES—*Reserves for Losses and Loss Adjustment Expenses*" below, under accounting principles generally accepted in the United States of America ("GAAP"), we are not permitted to establish loss reserves with respect to losses that may be incurred under reinsurance contracts until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no provision for a contingency reserve to account for expected future losses.

CRITICAL ACCOUNTING POLICIES

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. These accounting policies pertain to fair value measurements, particular with respect to our investment in Jet.AI., premium revenues and risk transfer, reserve for loss and loss adjustment expenses, and deferred acquisition costs.

Fair value measurement: GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. For fixed maturity securities, inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, broker quotes for similar securities and other factors. The fair value of investments in stocks and exchange-traded funds is based on the last traded price. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company's investment custodians and management. The investment custodians and management consider observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant markets.

Premium Revenue and Risk Transfer. We record premiums revenue as earned pro-rata over the terms of the reinsurance agreements and the unearned portion at the balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

We account for reinsurance contracts in accordance with ASC 944, ''Financial Services – Insurance." Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written. If we determine that a reinsurance contract does not transfer sufficient risk, we must account for the contract as a deposit liability.

Reserves for Losses and Loss Adjustment Expenses. We determine our reserves for losses and loss adjustment expenses on the basis of the claims reported by our ceding insurers and for losses IBNR, we use the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management's best estimate of the ultimate settlement costs of all losses and loss adjustment expenses.

We believe that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Under GAAP, we are not permitted to establish loss reserves until the occurrence of an actual loss event. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events, which could be substantial, are estimated and recognized at the time the loss is incurred.

As at December 31, 2025 we had reserves for loss and loss adjustment expenses of $91,000 due to the adverse development of Hurricane Milton on our reinsurance contracts. See Note 7 to the consolidated financial statements.

Our reserving methodology does not lend itself well to a statistical calculation of a range of estimates surrounding the best point estimate of our reserve for loss and loss adjustment expense. Due to the low frequency and high severity nature of claims within much of our business, our reserving methodology principally involves arriving at a specific point estimate for the ultimate expected loss on a contract-by-contract basis, and our aggregate loss reserves are the sum of the individual loss reserves established.

Deferred Acquisition Costs. We defer certain expenses that are directly related to and vary with producing reinsurance business, including brokerage fees on gross premiums assumed, premium taxes and certain other costs related to the acquisition of reinsurance contracts. These costs are capitalized and the resulting asset, deferred acquisition costs, is amortized and charged to expense in future periods as premiums assumed are earned. The method followed in computing deferred acquisition costs limits the amount of such deferral to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our reinsurance underwriting. If our underwriting ceases to be profitable, we may have to write off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company as defined by Rule 229.10(f)(1) of the Exchange Act, we are not required to provide the information under this item.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data have been filed as a part of this Annual Report on Form 10-K as indicated in the Index to Consolidated Financial Statements and Financial Statement Schedules appearing on page 47 of this Annual Report on Form 10-K.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K (December 31, 2024). Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principal financial officer to allow timely decisions regarding required disclosures.

Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to scaled disclosure requirements applicable to non-accelerated filers that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months and the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B OTHER INFORMATION

None of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule-10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, during the fiscal quarter ended December 31, 2025.

ITEM 9C DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information regarding our code of ethics and information about our executive officers and directors set forth below, the information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2026 Annual Meeting of Shareholders to be filed with the SEC not later than 120 days after December 31, 2025.

Code of Ethics

We have adopted a code of ethics applicable to all employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics to our internet website: www.oxbridgere.com. To access our code of ethics, select "Investor Information" on our website and then select "Corporate Information," then "Code of Conduct." We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our internet website within the same section as described above.

Insider Trading Policy

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers, employees, consultants and the Company that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NASDAQ listing standards. A copy of our Policy Statement on Insider Trading is included as Exhibit 19.1 to this report.

Information About Our Executive Officers and Directors

Our executive officers as of March 26, 2026, along with their positions and offices held with the Company are as follows:

Name	Age	Position
Jay Madhu	59 yrs	Chief Executive Officer, President, Chairman of the Board and Director
Wrendon Timothy	45 yrs	Chief Financial Officer, Secretary and Director

In addition to Mr. Madhu and Mr. Timothy, our directors as of March 26, 2026, and their principal occupations or current employment are as follows:

Name	Age	Position
Dwight Merren	60 yrs	AVP, Private Banking at Butterfield Bank (Cayman) Limited
Arun Gowda	60 yrs	Managing Partner of Broadpeak Ventures
Lesley Thompson	54 yrs	Managing Director of Willis Towers Watson Management (Cayman) Ltd.

ITEM 11 EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2026 Annual Meeting of Shareholders or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after December 31, 2025.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2026 Annual Meeting of Shareholders or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after December 31, 2025.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2026 Annual Meeting of Shareholders or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after December 31, 2025.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive proxy statement for our 2026 Annual Meeting of Shareholders or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after December 31, 2025.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed as Part of the Report

The Consolidated Financial Statements, other financial information and report of independent registered public accounting firm have been filed as part of this Annual Report on Form 10-K as indicated in the Index to Consolidated Financial Statements and Financial Statement Schedules appearing on page 47 of this Annual Report on Form 10-K.

(b) Exhibits

Reference is made to the separate exhibit index contained on page 48 filed herewith.

ITEM 16 FORM 10-K SUMMARY

None.


Oxbridge Re Holdings Limited
Index to Exhibits


Exhibit	Title
3.1	Fourth Amended and Restated Memorandum and Articles of Association of Oxbridge Re Holdings Limited, as amended through August 28 2025 (incorporated by reference to Exhibit 3.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No. 1-36346).
4.1	Warrant Agreement, dated March 26, 2014, between Oxbridge Re Holdings Limited and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed May 28, 2014) (Commission File No. 1-36346).
4.2	Amendment #1 to Warrant Agreement between Oxbridge Re Holdings Limited and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on November 19, 2018) (Commission File No. 1-36346).
4.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended.
4.4	Amendment #2 to Warrant Agreement between Oxbridge Re Holdings Limited and Broadridge Corporate Issuer Solutions, LLC (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on February 2, 2024) (Commission File No. 1-36346).
4.5	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on February 26, 2025) (Commission File No. 1-36346).
4.6	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on February 26, 2025) (Commission File No. 1-36346).
10.1*	Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed December 24, 2014) (Commission File No. 1-36346).
10.2*	Form of Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan Restricted Share Award (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed January 28, 2015) (Commission File No. 1-36346).
10.3*	Form of Oxbridge Re Holdings Limited 2014 Omnibus Incentive Plan Share Option Award Agreement (incorporated by reference to Exhibit 10.2 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed January 28, 2015) (Commission File No. 1-36346).

10.4*   Oxbridge Re Holdings 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed January 13, 2023) (Commission File No.1-36346).

10.5*   Form of Restricted Stock Agreement under the Oxbridge Re Holdings Limited 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed January 13, 2023) (Commission File No.1-36346).

10.6   Oxbridge Re Holdings Limited Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed January 13, 2023) (Commission File No.1-36346).

10.7   Equity Distribution Agreement, dated July 9, 2025, between Oxbridge Re Holdings Limited and Maxim Group LLC (incorporated by reference to Exhibit 1.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed July 10, 2025) (Commission File No.1-36346).

10.8   SurancePlus Holdings Ltd. 2024 Equity Incentive Plan, dated March 25, 2024 (incorporated by reference to Exhibit 10.5 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on March 27, 2024) (Commission File No. 1-36346).

10.9   Form of Restricted Share Award Agreement of SurancePlus Holdings Ltd. (incorporated by reference to Exhibit 10.6 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on March 27, 2024) (Commission File No. 1-36346).

10.10   Form of Option Award Agreement of SurancePlus Holdings Ltd. (incorporated by reference to Exhibit 10.7 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on March 27, 2024) (Commission File No. 1-36346).

10.11   Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on February 26, 2025) (Commission File No. 1-36346).

10.12   Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.2 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed on February 26, 2025) (Commission File No. 1-36346).

10.13*   Oxbridge Re Holdings 2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

10.14*   Form of Restricted Share Unit Agreement under the Oxbridge Re Holdings Limited 2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

10.15*   Amended and Restated Employment Agreement, dated August 28, 2025 with Jay Madhu (incorporated by reference to Exhibit 10.2 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

10.16*   Amended and Restated Employment Agreement, dated August 28, 2025 with Wrendom Timothy (incorporated by reference to Exhibit 10.3 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

10.17*   Corporate Action, Change of Control, and Performance Agreement, dated August 28, 2025, with Sanjay Madhu (incorporated by reference to Exhibit 10.5 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

10.18*   Corporate Action, Change of Control, and Performance Agreement, dated August 28, 2025, with Wrendon Timothy (incorporated by reference to Exhibit 10.6 to Oxbridge Re Holdings Limited's Current Report on Form 8-K filed September 4, 2025) (Commission File No.1-36346).

19.1#   Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Oxbridge Re Holdings Limited's Form 10-K filed March 26,2025) (Commission File No.1-36346).

21.1	List of Subsidiaries of Oxbridge Re Holdings Limited.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.
31.2	Certifications of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.
32	Written Statement of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Oxbridge Re Holdings Limited's Form 10-K filed March 26, 2024) (Commission File No.1-36346).
101	The following materials from Oxbridge Re Holdings Limited's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are filed herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Shareholders' Equity and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


OXBRIDGE RE HOLDINGS LIMITED


By   */s/ JAY MADHU*
        Jay Madhu
        Chief Executive Officer and President
        (Principal Executive Officer)

Date: March 30, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of March 30, 2026 by the following persons on behalf of the registrant and in the capacities indicated:

/s/ WRENDON TIMOTHY	*/s/ JAY MADHU*
Wrendon Timothy	Jay Madhu
Chief Financial Officer and Secretary	Chief Executive Officer, President and Director
(Principal Financial Officer and Principal Accounting Officer)	(Principal Executive Officer)
/s/ LESLEY THOMPSON	*/s/ DWIGHT MERREN*
Lesley Thompson	Dwight Merren
Director	Director
/s/ ARUN GOWDA	
Arun Gowda	
Director	

Index to Consolidated Financial Statements and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Oxbridge Re Holdings Limited
Grand Cayman, Cayman Islands:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Oxbridge Re Holdings Limited and Subsidiaries (the "Company"), as of December 31, 2025 and 2024 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended and the related notes and the consolidated financial statement schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserve for Loss and Loss Adjustment Expenses

At December 31, 2025, the Company had no reserve for loss and loss adjustment expenses. As described in Notes 2 and 7 of the consolidated financial statements, reserve for loss and loss adjustment expense is determined based on the claims reported by the Company's ceding insurers and for losses incurred but not reported ("IBNR"). Inherent in the estimate of ultimate loss and loss adjustment expenses for the property and casualty, including catastrophe events, are the uncertainties of future expected trends in claim severity and frequency which may vary significantly as claims are settled. The uncertainties are primarily due to the preliminary nature of the information, the lapse of time to receive the reporting of the claims and the ultimate settlement of the claims, the diversity of development patterns among different types of reinsurance treaties, and the reliance on the cedents and brokers for information regarding claims. In particular, the estimate of ultimate loss and loss adjustment expenses is sensitive to significant assumptions including the initial expected loss ratio, paid and incurred loss development factors, the selection and weighting of the principal actuarial methods applied to project the ultimate losses, and the estimate of the ultimate loss for a catastrophe event.

Auditing management's estimate of reserve for loss and loss adjustment expenses is complex and involves a high degree of subjectivity in evaluating management's methods and assumptions used in determining the loss and loss adjustment expenses which includes the valuation of the IBNR reserves.

Addressing the matter involved performing audit procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding of, and testing over, the Company's estimation process. Our audit procedures also included, among others, agreeing the key contract terms to the terms used in the reserve calculation (including coverage basis and years of coverage) and agreeing outstanding loss reserves and paid losses to original source documentation.

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2013.
Tampa, Florida
March 26, 2026

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(expressed in thousands of U.S. Dollars, except per share and share amounts)

| | At December 31, | |
	2025	2024
Assets		
Investments:		
Equity securities, at fair value (cost: $0 and $1,532)	$ -	113
Cash and cash equivalents	268	2,135
Restricted cash and cash equivalents	6,708	3,758
Premiums receivable	766	1,059
Other investments	-	48
Deferred policy acquisition costs	102	109
Operating lease right-of-use assets	43	148
Prepayment and other assets	150	94
Property and equipment, net	16	1
Total assets	$ 8,053	7,465
Liabilities and Shareholders' Equity		
Liabilities:		
Reserve for losses and loss adjustment expenses	91	-
Notes payable to noteholders	118	118
Unearned premiums reserve	926	991
Losses Payable	73	-
Operating lease liabilities	43	148
Accounts payable and other liabilities	309	366
Total liabilities	1,560	1,623
Mezzanine Equity		
Due to EpsilonCat Re / DeltaCat Re / EtaCat Re / ZetaCat Re Tokenholders	518	1,732
Shareholders' equity:		
Ordinary share capital, (par value $0.001, 500,000,000 shares authorized; 7,664,122 and 6,379,002 shares issued and outstanding)	6	6
Additional paid-in capital	38,047	34,105
Accumulated Deficit	(32,137)	(30,163)
Total Oxbridge shareholders' equity	5,916	3,948
Non-controlling interests	59	162
Total shareholders' equity	5,975	4,110
Total liabilities, mezzanine and shareholders' equity	$ 8,053	7,465

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(expressed in thousands of U.S. Dollars, except per share amounts)

		Years Ended December 31,	
		2025	2024
Revenue			
Assumed premiums	$	2,275	2,379
Change in unearned premiums reserve		12	(76)
Net premiums earned		2,287	2,303
SurancePlus fee income		1	312
Realized gain on other investments		35	-
Net investment and other income		314	248
Interest and gain on redemption of Series A-1 preferred shares		-	47
Interest and gain on redemption of loan receivable		-	41
Unrealized loss on other investments		(20)	(2,145)
Change in fair value of equity securities		(40)	(260)
Total revenue	$	2,577	546
Expenses			
Losses and loss adjustment expenses		2,742	-
Policy acquisition costs and underwriting expenses		252	254
General and administrative expenses		3,046	1,917
Total expenses	$	6,040	2,171
Loss before loss (income) attributable to tokenholders and non-controlling interests	$	(3,463)	(1,625)
Loss (income) attributable to tokenholders		1,386	(962)
Loss before income attributable to non-controlling interests		(2,077)	(2,587)
Income attributable to non-controlling interests		(2)	(139)
Net loss attributable to ordinary shareholders	**$**	**(2,079)**	**(2,726)**
Loss per share attributable to ordinary shareholders			
Basic and Diluted		(0.28)	(0.45)
Weighted-average shares outstanding			
Basic and Diluted		7,389,822	6,099,051

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(expressed in thousands of U.S. Dollars)

	Years ended December 31	
	2025	2024
Operating activities		
Net loss attributable to ordinary shareholders	$ (2,079)	(2,726)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation	418	234
Depreciation and amortization	1	3
Realized gain on other investments	(35)	-
Interest and gain on redemption of Series A-1 Preferred Shares	-	(47)
Interest and gain on redemption of loan receivable	-	(41)
SurancePlus fee income	(1)	(312)
Change in fair value of equity securities	40	260
Change in fair value of other investments	20	2,145
Income attributable to non-controlling interests	2	139
Change in operating assets and liabilities:		
Operating right-of-use asset	105	-
Operating lease liability	(105)	-
Premiums receivable	293	(82)
Due from related parties	-	63
Deferred policy acquisition costs	7	(8)
Prepayment and other assets	(56)	2
Losses payable	73	-
Reserve for loss and loss adjustment expenses	91	-
Unearned premiums reserve	(65)	76
Accounts payable and other liabilities	(57)	10
Net cash used in operating activities	$ (1,348)	(284)
Investing activities		
Proceeds of loan receivable	-	141
Proceeds on redemption of Series A-1 preferred stock	-	332
Proceeds from sale of equity securities	73	307
Proceeds from sale of other investments	63	-
Purchase of property and equipment	(16)	-
Net cash provided by investing activities	$ 120	780
Financing activities		
Net proceeds from issuance of ordinary shares	3,525	1,131
Tokenholders	(1,214)	(948)
Net proceeds from the issuance of tokens	-	1,469
Net cash provided by financing activities	$ 2,311	1,652

(continued)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
(expressed in thousands of U.S. Dollars)

	Years ended December 31	
	2025	**2024**
Cash and cash equivalents, and restricted cash and cash equivalents:		
Net change during the year	$ 1,083	2,148
Balance at beginning of year	$ 5,893	3,745
Balance at end of year	$ 6,976	5,893
Non-cash investing activities		
Reclassification of contributed non-controlling interest	$ 105	23
Right-of-use lease asset obtained in exchange for operating lease liabilities	$ -	148

See accompanying Notes to Consolidated Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 2025 and 2024
(expressed in thousands of U.S. Dollars, except per share amounts)

	Ordinary Share Capital		Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interests	Total Shareholders' Equity
	Shares	Amount				
Balance at December 31, 2023	5,870,234	6	32,740	(27,414)	-	5,332
Net loss for the year	-	-	-	(2,726)	-	(2,726)
Reclassification for contributed non controlling interests	-	-	-	(23)	23	-
Income attributable to non-controlling interests	-	-	-	-	139	139
Issuance of restricted stock, net....	136,427	-		-	-	-
Issuance of ordinary shares	372,341	-	1,131	-	-	1,131
Share-based compensation	-	-	234	-	-	234
Balance at December 31, 2024	6,379,002	6	34,105	(30,163)	162	4,110
Balance at December 31, 2024	6,379,002	6	34,105	(30,163)	162	4,110
Net loss attributable to ordinary shareholders	-	-	-	(2,079)	-	(2,079)
Income attributable to non-controlling interests	-	-	-	-	2	2
Reclassification for contributed non-controlling interest	-	-	-	105	(105)	-
Issuance of shares upon exercise of options	177,159	-	-	-	-	-
Issuance of restricted stock, net....	114,162	-	-	-	-	-
Share-based compensation	-	-	418	-	-	418
Issuance of ordinary shares, net of issuance cost................................	993,799	-	3,524	-	-	3,524
Balance at December 31, 2025	7,664,122	6	38,047	(32,137)	59	5,975

See accompanying Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

(a) Organization

Oxbridge Re Holdings Limited (the "Company") was incorporated as an exempted company on April 4, 2013 under the laws of the Cayman Islands. The Company directly owns 100% of the equity interest in Oxbridge Reinsurance Limited, an exempted entity incorporated on April 23, 2013 under the laws of the Cayman Islands and for which a Class "C" Insurer's license was granted on April 29, 2013 under the provisions of the Cayman Islands Insurance Law. The Company also indirectly owns 80% of the equity interest in Oxbridge Re NS, an entity incorporated as an exempted company on December 22, 2017 under the laws of the Cayman Islands to function as a reinsurance sidecar facility and to increase the underwriting capacity of Oxbridge Reinsurance Limited. The Company also indirectly owns 80% of the equity interest in SurancePlus Inc. ("SurancePlus"), an entity incorporated as a business company on December 19, 2022 under the laws of the British Virgin Islands to issue digital securities. The Company and its subsidiaries (collectively "Oxbridge Re") businesses are as follows: SurancePlus is a Web3-focused subsidiary that currently leverages blockchain technology to democratize access to high-return reinsurance contracts via digital securities; Oxbridge Reinsurance Limited is a licensed reinsurance subsidiary that provides reinsurance business solutions primarily to property and casualty insurers in the Gulf Coast region of the United States; and Oxbridge Re NS is a licensed reinsurance SPV/side car that provides third-party investors with access to reinsurance contracts with returns uncorrelated to the financial markets. The Company operates as a single business segment through its subsidiaries. The Company's headquarters and principal executive offices are located at Suite 201, 42 Edward Street, George Town, Grand Cayman, Cayman Islands, and have their registered offices at P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The Company's ordinary shares and warrants are listed on The NASDAQ Capital Market under the symbols "OXBR" and "OXBRW," respectively.

(b) Basis of Presentation and Consolidation

The accompanying consolidated financial statements for the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company consolidates in these consolidated financial statements the results of operations and financial position of all voting interest entities ("VOE") in which the Company has a controlling financial interest and all variable interest entities ("VIE") in which the Company is considered to be the primary beneficiary. The consolidation assessment, including the determination as to whether an entity qualifies as a VIE or VOE, depends on the facts and circumstances surrounding each entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: In preparing the consolidated financial statements, management was required to make certain estimates and assumptions that affect the reported amounts of the consolidated assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the periods being reported upon. Certain of the estimates result from judgments that can be subjective and complex and consequently actual results may differ from these estimates, which would be reflected in future periods. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses and loss adjustment expenses (if any), which may include amounts estimated for claims incurred but not yet reported. The Company uses various assumptions and actuarial data it believes to be reasonable under the circumstances to make these estimates. Although considerable variability is likely to be inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted if necessary. Such adjustments are reflected in current operations.

Revenue Recognition:

SurancePlus incentive, technology, origination and management ("ITOM") fee income represents fee income related to the completion of the SurancePlus' CatRe tokenized reinsurance securities as well as placement of the underlying insurance policies. The Company recognizes the associated revenue at the time of the placement of the underlying insurance policies as the performance obligation is satisfied at that time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents: Cash and cash equivalents are comprised of cash and short- term investments with original maturities of three months or less.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent funds held in accordance with the Company's trust agreements with ceding insurers and trustees, which requires the Company to maintain collateral with a market value greater than or equal to the limit of liability, less unpaid premium.

Investments: The Company from time to time invests in fixed-maturity securities and equity securities, and for which its fixed-maturity securities are classified as available-for-sale. The Company's available for sale fixed-maturity investments are carried at fair value with changes in fair value included as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. For the Company's investment in equity securities, and for the Company's investment in Jet.AI. classified as "other investments", the changes in fair value are recorded within the consolidated statements of operations. At December 31, 2025 and 2024, the Company did not own any fixed maturity debt securities.

Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the consolidated statements of operations. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security.

Non-controlling interests: Non-controlling interests represent the portion of net assets and net income of consolidated subsidiaries that are not attributable to the Company. The Company recognizes non-controlling interests as a separate component of equity in the consolidated balance sheets and separately presents the portion of net income attributable to non-controlling interests in the consolidated statements of operations. Changes in the Company's ownership interests in its subsidiaries that do not result in loss of control are accounted for as equity transactions. The Company evaluates all transactions with non-controlling interest holders based on Accounting Standards Codification 810 guidance and records any gains or losses directly to equity.

Fair value measurement: GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. For fixed maturity securities, inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, broker quotes for similar securities and other factors. The fair value of investments in stocks and exchange-traded funds is based on the last traded price. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company's investment custodians and management. The investment custodians consider observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred policy acquisition costs ("DAC"): Policy acquisition costs consist of brokerage fees, federal excise taxes and other costs related directly to the successful acquisition of new or renewal insurance contracts and are deferred and amortized over the terms of the reinsurance agreements to which they relate. The Company evaluates the recoverability of DAC by determining if the sum of future earned premiums and anticipated investment income is greater than the expected future claims and expenses. If a loss is probable on the unexpired portion of policies in force, a premium deficiency loss is recognized.

Property and equipment: Property and equipment are recorded at cost when acquired. Property and equipment are comprised of motor vehicles, furniture and fixtures, computer equipment and leasehold improvements and are depreciated, using the straight-line method, over their estimated useful lives, which are five years for furniture and fixtures and computer equipment and four years for motor vehicles. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or remaining lease term. The Company periodically reviews property and equipment that have finite lives, and that are not held for sale, for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. For the years ended December 31, 2025 and 2024, there were no impairments in property and equipment.

Reserves for losses and loss adjustment expenses: The Company determines its reserves for losses and loss adjustment expenses, if any, on the basis of the claims reported by the Company's ceding insurers and for losses incurred but not reported ("IBNR"). Management uses the assistance of an independent actuary to determine IBNR. The reserves for losses and loss adjustment expenses represent management's best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. Management believes that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of operations in the period in which they are determined.

Loss experience refund payable: Certain contracts may include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contracts. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract terms, will reduce the liability should a catastrophic loss event covered by the Company occur.

Premiums assumed: The Company records premiums assumed, net of loss experience refunds, as earned pro-rata over the terms of the reinsurance agreements, or period of risk, where applicable, and the unearned portion at the consolidated balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

Subsequent adjustments of premiums assumed, based on reports of actual premium by the ceding companies, or revisions in estimates of ultimate premium, are recorded in the period in which they are determined. Such adjustments are generally determined after the associated risk periods have expired, in which case the premium adjustments are fully earned when assumed.

Certain contracts allow for reinstatement premiums in the event of a full limit loss prior to the expiration of the contract. A reinstatement premium is not due until there is a full limit loss event and therefore, in accordance with GAAP, the Company records a reinstatement premium as written only in the event that the reinsured incurs a full limit loss on the contract and the contract allows for a reinstatement of coverage upon payment of an additional premium. For catastrophe contracts which contractually require the payment of a reinstatement premium equal to or greater than the original premium upon the occurrence of a full limit loss, the reinstatement premiums are earned over the original contract period. Reinstatement premiums that are contractually calculated on a pro-rata basis of the original premiums are earned over the remaining coverage period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unearned Premiums Ceded: The Company may reduce the risk of future losses on business assumed by reinsuring certain risks and exposures with other reinsurers (retrocessionaires). The Company remains liable to the extent that any retrocessionaire fails to meet its obligations and to the extent that the Company does not hold sufficient security for their unpaid obligations.

Ceded premiums are written during the period in which the risk incept and are expensed over the contract period in proportion to the period of protection. Unearned premiums ceded consist of the unexpired portion of the reinsurance obtained. There were no unearned premiums ceded at December 31, 2025 and 2024.

SurancePlus Fee Income: SurancePlus incentive, technology, origination and management ("ITOM") fee income represents fee income related to the completion of the tokenized reinsurance securities offerings as well as placement of the underlying insurance policies. The Company recognizes the associated revenue at the time of the placement of the underlying insurance policies as the performance obligation is satisfied at that time.

Uncertain income tax positions: The authoritative GAAP guidance on accounting for, and disclosure of, uncertainty in income tax positions requires the Company to determine whether an income tax position of the Company is more likely than not to be sustained upon examination by the relevant tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For income tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements, if any, is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The application of this authoritative guidance has had no effect on the Company's consolidated financial statements because the Company had no uncertain tax positions at December 31, 2025.

Loss Per Share: Basic loss per share has been computed on the basis of the weighted-average number of ordinary shares outstanding during the years presented. Diluted loss per share is computed based on the weighted-average number of ordinary shares outstanding and reflects the assumed exercise or conversion of diluted securities, such as stock options and warrants, computed using the treasury stock method.

Share-Based Compensation: The Company accounts for share-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company's ordinary shares at the grant date. Determining the fair value of stock options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for stock options. When estimating the expected volatility, the Company takes into consideration the historical volatility of entities similar to itself. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company may use a sample peer group of companies in the reinsurance industry and/or the Company's own historical volatility in determining the expected volatility

Additionally, the Company uses the guidance in the SEC's Staff Accounting Bulletin No. 107 to determine the estimated life of options issued and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

Adoption of New Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Except as noted below, there were no significant ASUs adopted during the year ended December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Adoption of New Accounting Pronouncements

In November 2025, the FASB issued new guidance on financial instrument credit losses (ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans)*. Under current GAAP, an allowance for credit losses for assets purchased with credit deterioration is established by grossing up the amortized cost basis of the asset, while the allowance for all other loans is recognized separately as an expense. The ASU expands the population of purchased financial instruments subject to the gross-up approach for determining the allowance for credit losses to include all purchased loans that meet certain criteria. The ASU is effective for annual and interim periods starting with fiscal year 2027. This ASU is required to be adopted prospectively for all loans acquired on or after the effective date. The Company is currently evaluating the impact of this guidance on its financial statements.

In November 2024, the FASB issued new guidance on income statement expense disclosures (*ASU 2024-03*, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*: Disaggregation of Income Statement Expenses). This ASU requires public companies to disclose additional disaggregated information about expenses in the notes to financial statements at each interim and annual reporting period. This ASU is effective for fiscal years starting January 1, 2027, and for interim periods starting January 1, 2028. This ASU is required to be adopted prospectively with the option of retrospective application. The Company is currently evaluating the impact of this guidance on its financial statements.

FASB ASU 2025-03, "Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity". This amendment determining the Accounting Acquirer in a Business Combination Involving a Variable Interest Entity. This update clarifies how to identify the accounting acquirer when a business combination involves a variable interest entity. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The amendment must be applied prospectively for business combinations occurring on or after the adoption date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

FASB ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Capitalization and Disclosure Improvements". This amendment provides updated guidance on the capitalization of costs related to internal-use software and expands the required disclosures. The objective is to clarify when capitalization is appropriate and to enhance the transparency of financial reporting related to internal-use software development. The amendments in this update are effective for fiscal years beginning after a date to be specified by the FASB (issued in September 2025). Adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

<u>Segment Information</u>: Under GAAP, operating segments are based on the internal information that management uses for allocating resources and assessing performance as the source of the Company's reportable segments. The Company manages its business on the basis of one operating segment, Property and Casualty Reinsurance, in accordance with the qualitative and quantitative criteria established under GAAP.

The Company identifies operating segments as components of the Company for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The chief operating decision maker is the Chief Executive Officer. The Company determined that as of and through December 31, 2025 the Company operates in a single operating and reportable segment, property and casualty insurance, as the chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue, for purposes of making operating decisions, allocating resources, and assessing performance.

<u>Reclassifications:</u> Any reclassifications of prior period amounts have been made to conform to the current period presentation.

3. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS

	At December 31,	
	2025	**2024**
	(in thousands)	
Cash held on deposit	$ 268	$ 2,135
Restricted cash held in trust	6,708	3,758
Total	$ 6,976	$ 5,893

Cash and cash equivalents are held by large and reputable counterparties in the United States of America and in the Cayman Islands. Restricted cash held in trust is custodied with Truist Bank, and is held in accordance with the Company's trust agreements with the ceding insurers and trustees, which require that the Company provide collateral having a market value greater than or equal to the limit of liability, less unpaid premium.

4. INVESTMENTS

Proceeds received, and the gross realized gains and losses from sale of equity securities, for the year ended December 31, 2025 and 2024 are as follows:

	Gross proceeds from sales	Gross Realized Gains	Gross Realized Losses
	($ in thousands)		
Year ended December 31, 2025			
Equity securities	$ 73		
Year ended December 31, 2024			
Equity securities	$ 307	$ -	$ -

Other Investments

The Company's investment in Jet.AI stock was sold during the year ended December 31, 2025 for a consideration of $63,000.

Other investments as of December 31, 2025 and December 31, 2024 consist of the following (in thousands):

	At December 31,	
	2025	**2024**
Jet.AI. common stock	$ -	$ 48

Assets Measured at Estimated Fair Value on a Recurring Basis

The following table presents information about the Company's financial assets measured at estimated fair value on a recurring basis that is reflected in the consolidated balance sheets at carrying value. The table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2025 and 2024:

	Fair Value Measurements Using			
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2025	($ in thousands)			
Financial Assets:				
Cash and cash equivalents	$ 268	$ -	$ -	$ 268
Restricted cash and cash equivalents	$ 6,708	$ -	$ -	$ 6,708
Total	$ 6,976	$ -	$ -	$ 6,976

4. INVESTMENTS (continued)

	Fair Value Measurements Using				
As of December 31, 2024	**(Level 1)**	**(Level 2)**	**(Level 3)**		**Total**
	($ in thousands)				
Financial Assets:					
Cash and cash equivalents	$ 2,135	$ -	$ -	$	2,135
Restricted cash and cash equivalents	$ 3,758	$ -	$ -	$	3,758
Other investments	$ 48	$ -	$ -	$	48
Equity securities	$ 113	$ -	$ -	$	113
Total	$ 6,054	$ -	$ -	$	6,054

Assets Measured at Estimated Fair Value on a Recurring Basis

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the other investments classified as Level 3:

	For Years ended December 31,	
	2025	**2024**
	($ in thousands)	
Fair value of Level 3 other investments at beginning of year	$ -	$ 285
Redemption of Series A-1 Convertible Preferred investment	-	(285)
Fair value of Level 3 other investment at end of year	$ -	$ -

5. TAXATION

Under current Cayman Islands law, no corporate entity, including the Company and the subsidiaries, is obligated to pay taxes in the Cayman Islands on either income or capital gains. The Company and Oxbridge Reinsurance Limited have an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company and Oxbridge Reinsurance Limited, or their operations, or to the ordinary shares or related obligations, until April 23, 2033 and May 17, 2033, respectively.

The Company and its subsidiaries intend to conduct substantially all of their operations in the Cayman Islands in a manner such that they will not be engaged in a trade or business in the U.S. However, because there is no definitive authority regarding activities that constitute being engaged in a trade or business in the U.S. for federal income tax purposes, the Company cannot assure that the U.S. Internal Revenue Service will not contend, perhaps successfully, that the Company or its subsidiaries are engaged in a trade or business in the U.S. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable tax treaty.

6. VARIABLE INTEREST ENTITIES

Oxbridge Re NS. On December 22, 2017, the Company established Oxbridge Re NS, a Cayman domiciled and licensed special purpose insurer, formed to provide additional collateralized capacity to support Oxbridge Reinsurance Limited's reinsurance business. In respect of the debt issued by Oxbridge Re NS to investors, Oxbridge Re NS has entered into a retrocession agreement with Oxbridge Reinsurance Limited effective September 1, 2020. Under this agreement, Oxbridge Re NS receives a quota share of Oxbridge Reinsurance Limited's catastrophe business. Oxbridge Re NS is a non-rated insurer and the risks have been fully collateralized by way of funds held in trust for the benefit of Oxbridge Reinsurance Limited. Oxbridge Re NS is able to provide investors with access to natural catastrophe risk backed by the distribution, underwriting, analysis and research expertise of Oxbridge Re.

The Company has determined that Oxbridge Re NS meets the definition of a VIE as it does not have sufficient equity capital to finance its activities. The Company concluded that it is the primary beneficiary and has consolidated the subsidiary upon its formation, as it owns 80% of the voting shares, 80% of the issued share capital and has a significant financial interest and the power to control the activities of Oxbridge Re NS that most significantly impacts its economic performance. The Company has no other obligation to provide financial support to Oxbridge Re NS. Neither the creditors nor beneficial interest holders of Oxbridge Re NS have recourse to the Company's general credit.

Upon issuance of a series of participating notes by Oxbridge Re NS, all of the proceeds from the issuance are deposited into collateral accounts, to fund any potential obligation under the reinsurance agreements entered into with Oxbridge Reinsurance Limited underlying such series of notes. The outstanding principal amount of each series of notes generally is expected to be returned to holders of such notes upon the expiration of the risk period underlying such notes, unless an event occurs which causes a loss under the applicable series of notes, in which case the amount returned is expected to be reduced by such noteholder's pro rata share of such loss, as specified in the applicable governing documents of such notes. In addition, holders of such notes are generally entitled to interest payments, payable annually, as determined by the applicable governing documents of each series of notes.

The Company receives an origination and structuring fee in connection with the formation, operation and management of Oxbridge Re NS.

Notes Payable to Series 2020-1 noteholders

On June 1, 2020, Oxbridge Re NS entered into a retrocession agreement with Oxbridge Reinsurance Ltd and issued $216,000 of participating notes to provide quota share support for Oxbridge Re's global property catastrophe excess of loss reinsurance business. These participating notes were designated as Series 2020-1 and matured on June 1, 2023.

During the year ended December 31, 2023, participating notes totaling $98,000 were redeemed, resulting in an outstanding balance of $118,000 as of December 31, 2025 and 2024. The cedant under the related reinsurance treaty subsequently declared bankruptcy, and the associated collateral remains restricted within the trust account. The remaining participating note liabilities will be settled if and once the collateral funds (or a portion therefore) held in trust become available.

The income from Oxbridge Re NS operations that are attributable to the participating notes noteholders for years ended December 31, 2025 and 2024 was $0.

SurancePlus Inc.

SurancePlus Inc. ("SurancePlus"), an indirect 80% owned subsidiary of Oxbridge Re Holdings Limited, was incorporated as a British Virgin Islands Business Company on December 19, 2022 for the purposes of tokenizing reinsurance contracts underwritten by its affiliated licensed reinsurer, Oxbridge Re NS.

6. VARIABLE INTEREST ENTITIES (continued)

On March 27, 2023, the Company and SurancePlus, issued a press release announcing the commencement of an offering by SurancePlus of DeltaCat Re tokenized reinsurance securities (the "DeltaCat Tokens"), which represent Series DeltaCat Preferred Shares of SurancePlus ("Preferred Shares", and together with the Tokens, the "DeltaCat Securities"). Each digital security or token, which will have a purchase price of $10.00 per Token, will represent one Preferred Share of SurancePlus. On September 11, 2023, the DeltaCat Re tokens were reclassified as tokenized interests carrying rights equivalent to the DeltaCat Re Preferred Shares in accordance with the provisions of British Virgin Islands law.

The proceeds from the offer and sale of the DeltaCat Securities will be used by SurancePlus to purchase one or more participating notes of Oxbridge Re NS, and the proceeds from the sale of participating notes will be invested in collateralized reinsurance contracts to be underwritten by Oxbridge Re NS. The holders of the digital Securities will generally be entitled to proceeds from the payment of participating notes in the amount of a preferred return of 20% plus an additional 80% of any proceeds in excess of the amount necessary to pay the preferred return. Assuming no casualty losses to properties reinsured by Oxbridge Re's reinsurance subsidiaries, DeltaCat Re token investors are expected to receive an annual return on the original purchase price of 42%.

On June 27, 2023, SurancePlus Inc. completed its private placement (the "DeltaCat Private Placement") of the DeltaCat Securities. On June 27, 2023, SurancePlus entered into subscription agreements with accredited investors and non-U.S. persons in the Private Placement with respect to 229,766 of the DeltaCat Securities at a purchase price of $10.00 per token for aggregate gross proceeds of $2,297,660. SurancePlus also previously entered into subscription agreements for and sold 15,010 of the Securities between April 5, 2023 and May 18, 2023 for gross proceeds of $150,100, also at a purchase price of $10.00 per token. The aggregate amount raised in the DeltaCat Private Placement was $2,447,760 for the issuance of 244,776 DeltaCat Securities of which approximately $1,280,000 was received from third-party investors and approximately $1,167,000 from Oxbridge Re Holdings Limited. Approximately $300,000 and $274,000 of ITOM fees were deducted from the gross proceeds from the third-party investors and Oxbridge Re Holdings Limited, respectively., The DeltaCat Tokens were issued on the Avalanche blockchain. Ownership of DeltaCat Tokens indirectly conferred fractionalized interests in reinsurance contracts underwritten by Oxbridge Re's reinsurance subsidiary, Oxbridge Re NS, for the 2023-2024 treaty year.

On June 28, 2023, Oxbridge issued a press release announcing the completion of the DeltaCat Private Placement.

On March 18, 2024, the Company and its indirect 80% owned subsidiary SurancePlus Inc, announced the commencement of an offering by SurancePlus of Participation Shares (the "Participation Share" and together with the Preferred Shares, the "Securities") represented by digital tokens to be issued under a 3-year Participation Share Investment Contract (the "PSIC"). The Participation Shares are not shares in SurancePlus and shall have no preemptive right or conversion rights. The Participation Shares solely conferred contractual rights against SurancePlus as contained in the PSIC. At the offering's commencement, up to one million (1,000,000) Participation Shares will be issued, represented by digital tokens labelled "EpsilonCat Re" (the "EpsilonCat Tokens"). The quantity of Participation Shares to be issued in subsequent years of 2025, and 2026, shall be disclosed prior to their issuances. At the start of the offering, the Participation Shares will be offered at an initial price of $10.00 per Participation Share.

On July 11, 2024, SurancePlus completed its private placement (the "2024 Private Placement") of Participation Shares. On July 11, 2024, SurancePlus entered into subscription agreements with accredited investors and non-U.S. persons in the 2024 Private Placement with respect to 287,705 of the Participation Shares represented by the digital tokens, EpsilonCat Re at a purchase price of $10.00 per Participation Share for aggregate gross proceeds of $2,878,048 of which approximately $1,469,000 was received from third-party investors and approximately $1,409,000 from Oxbridge Re Holdings Limited. Approximately $312,000 and $299,000 of management fees were deducted from the gross proceeds from the third-party investors and Oxbridge Re Holdings Limited, respectively, The EpsilonCat Tokens were issued on the Avalanche blockchain. Ownership of EpsilonCat Re tokenized Participation Shares indirectly conferred fractionalized interests in reinsurance contracts underwritten by Oxbridge Re's reinsurance subsidiary, Oxbridge Re NS, for the 2024-2025 treaty year. The Participation Shares are not shares in SurancePlus and have no preemptive right or conversion rights. The Participation Shares solely conferred contractual rights against SurancePlus as contained in the PSIC.

6. VARIABLE INTEREST ENTITIES (continued)

During the year ended December 31, 2025, the Company and its indirect 80% owned subsidiary SurancePlus Inc, announced the commencement of an offering by SurancePlus of Participation Shares. The Participation Shares are not shares in SurancePlus and shall have no preemptive right or conversion rights. The Participation Shares solely conferred contractual rights against SurancePlus as contained in the PSIC. At the offering's commencement, up to one million (1,000,000) Participation Shares will be issued, represented by digital tokens labelled "ZetaCat Re" (the "ZetaCat Tokens") and "EtaCat Re" (the "EtaCat Tokens"). The quantity of Participation Shares to be issued in subsequent years of 2026, and 2027, shall be disclosed prior to their issuances. At the start of the offering, the Participation Shares will be offered at an initial price of $10.00 per Participation Share

On July 31, 2025, SurancePlus completed its private placement (the "2025 Private Placement") of Participation Shares. On July 31, 2025, SurancePlus entered into subscription agreements with investors in the 2025 Private Placement with respect to 361,191 of the Participation Shares represented by the ZetaCat Tokens (156,191 tokens) and EtaCat Tokens (205,000 tokens) at a purchase price of $10.00 per Participation Share for aggregate gross proceeds of $3,611,910 out of which approximately $3,601,910 was received from Oxbridge Re Holdings Limited and $10,000 was received from third party investors. The ZetaCat Tokens and EtaCat Tokens were issued on the Avalanche blockchain. Ownership of the ZetaCat Re and EtaCat Re tokenized Participation Shares indirectly conferred fractionalized interests in reinsurance contracts underwritten by Oxbridge Re's reinsurance subsidiary, Oxbridge Re NS, for the 2025-2026 treaty year. The Participation Shares are not shares in SurancePlus and have no preemptive right or conversion rights. The Participation Shares solely conferred contractual rights against SurancePlus as contained in the PSIC.

The Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state or other securities laws. The Securities were sold in a transaction exempt from registration under the Securities Act and were sold only to persons reasonably believed to be accredited investors in the United States under SEC Rule 506(c) under the Securities Act and outside the United States only to non-U.S. persons in accordance with Regulation S under the Securities Act.

Under Accounting Standards Codification 480 "Distinguishing Liabilities from Equity" (ASC 480) a redeemable financial instrument that will be redeemed only upon the occurrence of a conditional event is required to be excluded from presentation on the consolidated balance sheets as a liability. The potential cash settlement of the PSIC is contingent upon there being no losses with respect to the underlying reinsurance contracts. Therefore, since these events are not solely within the control of the Company the PSIC has been presented as mezzanine equity in the accompanying consolidated balance sheets as required by ASC 480.

The selected unconsolidated historical financial information and other data presented below is derived from SurancePlus' standalone unaudited financial statements for years ended December 31, 2025 and 2024 and the balance sheet data as of December 31, 2025 and 2024.

	For Year Ended December 31,			
Statement of Operations Data:	**2025**		**2024**	
	(Unaudited)		(Unaudited)	
	(In thousands)			
SurancePlus fee & investment income	$	529	$	634
Net investment and other income	$	20	$	-
Underwriting-related income	$	2,036	$	2,050
Total revenue	$	2,585	$	2,684
Expenses	$	(3,442)	$	(201)
Income attributable to tokenholders	$	(1,874)	$	-
Loss (income) attributable to tokenholders	$	2,540	$	(1,867)
Net (loss) income to ordinary shareholders	$	(191)	$	616

6. VARIABLE INTEREST ENTITIES (continued)

		At December 31,		
Balance Sheet Data:		**2025**		**2024**
		(Unaudited)		(Unaudited)
		(In thousands)		
Total assets...	$	7,288	$	4,794
Liabilities				
Amounts due to tokenholders*...	$	1,627	$	2,284
Due to Parent..	$	45	$	40
Due to affiliate	$	263	$	-
Total shareholders' equity..	**$**	**5,353**	**$**	**2,470**

* includes underwriting profit of $719,000 (2024: $552,000) due to Parent.

7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table summarizes the Company's loss and loss adjustment expenses ("LAE") and the reserve for loss and LAE reserve movements for the years ended December 31, 2025 and 2024:

		For Years ended December 31,	
		2025	**2024**
		($ in thousands)	
Gross balance, beginning of year	$	-	-
Incurred, net of reinsurance, related to:			
Current year...		-	-
Prior year...		2,742	-
Total incurred		2,742	-
Paid related to:			
Current year...		-	-
Prior year...		(2,651)	-
Total paid		(2,651)	-
Balance, end of year	$	91	-

When losses occur, the reserves for losses and LAE are typically comprised of case reserves (which are based on claims that have been reported) and IBNR reserves (which are based on losses that are believed to have occurred but for which claims have not yet been reported and include a provision for expected future development on existing case reserves). The Company typically suffers limit losses in the event of a Category 3 or above hurricane making landfall in a populated area where the Company has catastrophe risk exposure.

The uncertainties inherent in the reserving process and potential delays by cedants and brokers in the reporting of loss information, together with the potential for unforeseen adverse developments, may result in the reserve for losses and LAE ultimately being significantly greater or less than the reserve provided at the end of any given reporting period. The degree of uncertainty is further increased when a significant loss event takes place near the end of a reporting period. Reserve for losses and LAE estimates are reviewed periodically on a contract-by-contract basis and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

The Company's reserving process is highly dependent on the timing of loss information received from its cedants and related brokers.

There were no losses incurred during the year ended December 31, 2025 relating to the 2025/26 treaty. During the year ended December 31, 2025, Hurricane Milton impacted two of our 2024/25 reinsurance contracts, resulting in total loss and loss adjustment expenses of $2,742,000.

7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

Reserving methodologies and assumptions

Loss reserves are generally established based on loss payments and case reserves reported by clients when, and if, received. Estimates for IBNR losses are added to the case reserves. To establish IBNR loss estimates, the Company uses quarterly actuarial estimates from its independent actuary, who utilizes loss data reported by the Company along with industry loss data and information, knowledge of the business written and actuary's own professional judgment.

The independent actuary employs standard actuarial methods for its analysis each quarter. Such methods may include the:

● *Reported Loss Development Method.* Ultimate losses are estimated by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method.

● *Expected Loss Ratio Method.* Ultimate losses are estimated by multiplying earned premiums by an expected loss ratio. The expected loss ratio is selected using industry data, historical company data and actuarial professional judgment. This method is typically used for lines of business and contracts where there are no historical losses or where past loss experience is not credible.

● *Bornhuetter-Ferguson Reported Loss Method.* Ultimate losses are estimated by modifying expected loss ratios to the extent reported losses experienced to date differ from what would have been expected to have been reported based upon the selected reported loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of reported losses to calculate ultimate losses.

● *Frequency / Severity Method.* Ultimate losses are estimated under this method by multiplying the ultimate number of claims (i.e. the frequency multiplied by the exposure base on which the frequency has been determined), by the estimated ultimate average cost per claim (i.e. the severity). By analyzing claims experience by its frequency and severity components, the Company can examine trends and patterns in the rates of claims emergence (i.e. reporting) and settlement (i.e. closure) as well as in the average cost of claims.

The approach is valuable because sometimes there is more inherent stability in the frequency and severity data when viewed separately rather than in the total losses

Reserving methodologies and assumptions (continued)

In addition, the Company may supplement its analysis with other reserving methodologies that are deemed to be relevant to specific contracts.

For each contract, the Company utilizes reserving methodologies that are deemed appropriate to calculate a best estimate, or point estimate, of reserves. The decision of whether to use a single methodology or a combination of multiple methodologies depends upon the judgment of the independent actuary, if utilized. The Company's reserving methodology does not require a fixed weighting of the various methods used. Certain methods are considered more appropriate depending on the type and structure of the contract, the age and maturity of the contract, and the duration of the expected paid losses on the contract.

The Company's gross aggregate reserves are the sum of the point estimate reserves of all portfolio exposures. Generally, IBNR loss reserves are calculated by estimating the ultimate incurred losses at any point in time and subtracting cumulative paid claims and case reserves, which incorporate specific exposures, loss payment and reporting patterns and other relevant factors.

There were no significant changes in the Company's methodology or assumptions relating to the Company's reserve for loss and loss adjustment expenses for the years ended December 31, 2025 or 2024.

Claims Development Tables, IBNR Reserves and Claims Frequency

The following table discloses information about the Company's incurred and paid claims development as of December 31, 2025, as well as cumulative claim frequency and the total of incurred-but-not-reporting and expected development on reported claims included within the net incurred claims amounts. A claim is defined as a reported loss from a cedant on an excess-of-loss reinsurance contract arising from a loss event for which the Company records a paid loss or case reserve. The Company operates a single business segment, being property catastrophe reinsurance.

7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

Property Catastrophe Reinsurance

(in thousands)

Incurred Losses and Loss Adjustment Expenses

Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	As of December 31, 2025 Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
											(dollars in thousands)	
2016	$14,775	$18,801	$17,795	$17,689	$17,689	$17,689	$17,689	$17,689	$17,689	$17,689	$ -	5
2017		$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$ -	8
2018			$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$ -	2
2019				$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
2020					$ -	$ -	$ -	$ -	$ -	$ -	$ -	-
2021						$ 158	$ 158	$ 158	$ 158	$ 158	$ -	1
2022							$ 1,073	$ 1,073	$ 1,073	$ 1,073	$ -	1
2023								$ -	$ -	$ -	$ -	-
2024									$ -	$ 2,748	$ 59	1
2025										$ -	$ -	-
Total										$70,069	$ 59	

Cumulative Paid Losses and Loss Adjustment Expenses

For the Years Ended December 31,

(in thousands)

Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$6,073	$16,073	$17,687	$17,689	$17,689	$17,689	$17,689	$17,689	$17,689	$17,689
2017		$36,293	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401	$38,401
2018			$ 6,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
2019				$ -	$ -	$ -	$ -	$ -	$ -	$ -
2020					$ -	$ -	$ -	$ -	$ -	$ -
2021						$ 158	$ 158	$ 158	$ 158	$ 158
2022							$ -	$ 1,073	$ 1,073	$ 1,073
2023								$ -	$ -	$ -
2024									$ -	$ 2,657
2025										$ -
Total										$69,978
Reserve for loss and loss adjustment expenses at December 31, 2025, net of reinsurance										$ 91

7. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

The following table shows the historical average annual percentage payout of claims at December 31, 2025.

	Average Annual Percentage Payout of Incurred Claims by Age					
Years	1	2	3	4	5	6
Property Catastrophe Reinsurance	48.1%	49.8%	1.8%	0.01%	0%	0%

8. LOSS PER SHARE

A summary of the numerator and denominator of the basic and diluted loss per share attributable to ordinary shareholders is presented below (dollars in thousands except per share amounts):

	Years ended December 31	
	2025	**2024**
Numerator:		
Net loss attributable to ordinary shareholders	$ (2,079)	(2,726)
Denominator:		
Weighted average shares – basic	7,389,822	6,099,051
Weighted average shares – diluted	7,389,822	6,099,051
Loss per share – basic	$ (0.28)	(0.45)
Loss earnings per share – diluted	$ (0.28)	(0.45)

For the year ended December 31, 2025, 451,250 options to purchase 451,250 ordinary shares were anti-dilutive due to the net losses during the year.

For the year ended December 31, 2024, 846,250 options to purchase 846,250 ordinary shares were anti-dilutive due to the net losses during this period. See Note 11.

For the year ended December 31, 2025, 1,411,768 warrants to purchase an aggregate of 1,411,768 ordinary shares were anti-dilutive due to the net losses during this period. See Note 9.

For the years ended December 31, 2025 and 2024, 8,230,700 warrants to purchase an aggregate of 8,230,700 ordinary shares were anti-dilutive due to the net losses during this period. See Note 9.

GAAP requires the Company to use the two-class method in computing basic loss per share since holders of the Company's restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities effect the computation of both basic and diluted loss per share during the years ended December 31, 2025 and 2024.

9. EQUITY

ORDINARY SHARES

There were 7,664,122 and 6,379,002 ordinary shares outstanding at December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, we have sold 287,915 ordinary shares under the ATM program for gross proceeds of $900,531 at an average price of $3.13 per share. After deducting commissions related to the ATM offering of $27,016, the net proceeds we received from the transactions were $873,515. The proceeds from the ATM sales are being used for general corporate purposes.

9. EQUITY (continued)

WARRANTS

On January 29, 2024, the Company extended the expiration date of the warrants (NASDAQ: OXBRW) (the "Warrants") to 5:00 p.m. Philadelphia time on the earlier to occur of (a) March 26, 2029 and (b) the date fixed for cancellation by the Company following any 20-trading day period in which the Company's ordinary shares traded above $9.38 per share for at least ten trading days.

There were 8,230,700 warrants outstanding at December 31, 2025 and 2024. One warrant may be exercised to acquire one ordinary share at an exercise price equal to $7.50 per share on or before March 26, 2029. The Company at its option may cancel the warrants in whole or in part, provided that the closing price per ordinary share has exceeded $9.38 for at least ten trading days within any period of twenty consecutive trading days, including the last trading day of the period. No warrants were exercised during the years ended December 31, 2025 and 2024.

Securities purchase agreement

On February 24, 2025, the Company and an institutional investor (the "Investor") entered into a securities purchase agreement (the "Securities Purchase Agreement") relating to the issuance and sale of ordinary shares of the Company pursuant to a registered direct offering and a private placement of warrants to purchase ordinary shares (collectively, the "Offering").

The Investor purchased approximately $3.0 million in the Offering, consisting of an aggregate of 705,884 ordinary shares, an aggregate of 1,411,768 warrants consisting of Series A Warrants to purchase up to an aggregate of 529,413 ordinary shares (the "Series A Warrants") and Series B Warrants to purchase up to an aggregate of 882,355 ordinary shares (the "Series B Warrants") (collectively, the "Warrants"). The combined effective Offering price for each ordinary share and the accompanying Warrants was $4.25. The Series A Warrants were exercisable as of February 24, 2025 with an expiration date of February 24, 2027 and have an exercise price of $4.25 per share. The Series B Warrants were exercisable as of May 8, 2025 with an expiration date of May 8, 2030 and have an exercise price of $4.25 per share.

The net proceeds to the Company from the Offering, after deducting the fees of Maxim Group LLC (the "Placement Agent") and the Company's estimated offering expenses, were approximately $2.7 million.

The ordinary shares were offered and sold pursuant to the Company's Registration Statement on Form S-3 (Registration No. 333-262590) previously filed with the Securities and Exchange Commission (the "SEC") and declared effective, the base prospectus included therein and the related prospectus supplement. The Warrants were issued in a private placement and were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 4(a)(2) thereof as a transaction not involving a public offering and/or Rule 506 of Regulation D promulgated thereunder.

The Company paid the Placement Agent a cash fee of 6.0% of the gross proceeds from the Offering and reimbursed the Placement Agent for its expenses, including the reimbursement of legal fees up to an aggregate of $45,000.

10. DIVIDENDS

As of December 31, 2025, none of the Company's accumulated deficit were restricted from payment of dividends to the company's shareholders. However, since most of the Company's capital and retained earnings may be invested in its subsidiaries, a dividend from the subsidiaries would likely be required in order to fund a dividend to the Company's shareholders and would require notification to the Cayman Islands Monetary Authority ("CIMA").

Under Cayman Islands law, the use of additional paid-in capital is restricted, and the Company will not be allowed to pay dividends out of additional paid-in capital if such payments result in breaches of the prescribed and minimum capital requirement.

11. SHARE-BASED COMPENSATION

The Company currently has outstanding share-based awards granted under the 2014 Omnibus Incentive Plan (the "2014 Plan") and the 2021 Omnibus Incentive Plan (the "2021 Plan"). Under the 2014 Plan, and the 2021 Plan, the Company had discretion to grant equity and cash incentive awards to eligible individuals, including the issuance of up to 1,000,000 of the Company's ordinary shares. During the period from January 1, 2025 through to August 28, 2025, the Company had granted an aggregated of 126,162 restricted stock to directors, officers, consultants and employees under the 2021 Plan.

On August 28, 2025, the Company's adopted the 2025 Omnibus Incentive Plan (the "2025 Plan"), which automatically terminated the 2021 Plan. The 2025 Plan provides that 1,569,514 of our ordinary shares are reserved for issuance under the Plan, and such number of shares is the maximum number of shares that may be issued pursuant to the exercise of incentive stock options within the meaning of the U.S. Internal Revenue Code. The number of shares available under the 2025 Plan will also increase annually on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2026, and continuing until (and including) the fiscal year ending December 31, 2035, with such annual increase equal to an amount equal to the lesser of (1) 5% of the number of Shares outstanding on December 31st of the immediately preceding fiscal year, and (2) an amount determined by the Company's Board of Directors. The number of ordinary shares reserved under the Plan will be depleted by the maximum number of shares, if any, that may be issuable under an award at the time of grant.

No grants were made under the 2025 Plan, and at December 31, 2025, there were 1,569,514 shares for grant under the 2025 Plan.

Stock options

Stock options granted and outstanding under the Plans vests quarterly over four years and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the years ended December 31, 2025 and 2024 is as follows (option amounts not in thousands):

	Number of Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding at December 31, 2024 and 2023	846,250	$	4.63	3.7 years	$	-
Exercisable at December 31, 2024..........................	846,250	$	4.63	3.7 years	$	-
Outstanding at January 1, 2025	846,250	$	4.63	3.7 years	$	-
Granted during the year...	75,000	$	2.5	9.50 years		-
Forfeited during the year.......................................	(180,000)	$	6.00	-		-
Exercised during the year......................................	(290,000)	$	2.00	-		-
Outstanding at December 31, 2025.........................	451,250	$	5.42	5.06 years	$	-
Exercisable at December 31, 2025..........................	385,625	$	5.92	4.30 years	$	-

Compensation expense recognized for each of the years ended December 31, 2025 and 2024 totaled $16,000 and $20,000, respectively and is included in general and administrative expenses. At December 31, 2025 and 2024, there was approximately $109,000 and $0, respectively, of total unrecognized compensation expense related to non-vested stock options granted under the Plans.

11. SHARE-BASED COMPENSATION (continued)

No options were grated during the year ended December 31, 2024. During the year ended December 31, 2025 the Company granted 75,000 options with fair value estimated on the date of grant using the following assumptions and the Black-Scholes option pricing model:

	2025
Expected dividend yield	0%
Expected volatility	90%
Risk-free interest rate	4.17%
Expected life (in years)	7
Per share grant date fair value of options issued	$ 1.65

At the time of the grant, the dividend yield was based on the Company's history and expectation of dividend payouts at the time of the grant; expected volatility was based on volatility of common stock for one year lookback from grant date; the risk-free rate was based on the U.S. Treasury yield curve in effect. The Company examined its historical pattern of option exercises in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in the SEC's Staff Accounting Bulletin No. 107 to determine the estimated life of options issued.

During the year ended December 31, 2025, 180,000 options expired, and were thus forfeited, and a total of 290,000 outstanding share options were "net" exercised. 112,841 shares were withheld by the Company for payment of the exercise price at a share price of $5.14. The remaining net 177,159 ordinary shares were issued to, and retained by, the executive officers of the Company.

Restricted Stock Awards

The Company may grant restricted stock awards to eligible individuals in connection with their service to the Company. The terms of the Company's outstanding restricted stock grants may include service, performance and market-based conditions. The fair value of the awards with market-based conditions is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome. The determination of fair value with respect to the awards with only performance or service-based conditions is based on the value of the Company's stock on the grant date.

Information with respect to the activity of unvested restricted stock awards during the year ended December 31, 2025 and 2024 is as follows (share amounts not in thousands):

	Weighted- Number of Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2024	46,073	
Granted	136,427	$ 2.37
Vested	(143,785)	$ 2.37
Nonvested at December 31, 2024	38,715	
Granted	126,162	$ 2.25
Forfeited	(12,000)	$ 2.25
Vested	(134,296)	$ 1.07
Nonvested at December 31, 2025	18,581	

Compensation expense recognized for the years ended December 31, 2025 and 2024 totaled $402,000 and $214,000, respectively, and is included in general and administrative expenses. At December 31, 2025 and 2024, there was approximately $59,000 and $48,000, respectively, of unrecognized compensation expense related to non-vested restricted stock granted under the Plans. The Company expects to recognize the remaining compensation expense over a weighted-average period of one (1) month.

12. NET WORTH FOR REGULATORY PURPOSES

The subsidiaries are subject to a minimum and prescribed capital requirement as established by CIMA. Under the terms of their respective licenses, Oxbridge Reinsurance Limited and Oxbridge Re NS are required to maintain a minimum and prescribed capital requirement of $500 in accordance with the relevant subsidiary's approved business plan filed with CIMA.

At December 31, 2025, the Oxbridge Reinsurance Limited's net worth of $52,000 exceeded the minimum and prescribed capital requirement. For the years ended December 31, 2025 and 2024, Oxbridge Reinsurance Ltd.'s net income (loss) was approximately $33,000 and ($2.67) million, respectively.

At December 31, 2025, the Oxbridge Re NS' net worth of $574 thousand exceeded the minimum and prescribed capital requirement. For the years ended December 31, 2025 and 2024, Oxbridge Re NS' net income was approximately $199,000 and $151,000, respectively.

The Subsidiaries are not required to prepare separate statutory financial statements for filing with CIMA, and there were no material differences between the Subsidiaries' GAAP capital, surplus and net income, and its statutory capital, surplus and net income as of December 31, 2025 or for the year then ended.

13. FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES

Fair values

With the exception of balances in respect of insurance contracts (which are specifically excluded from fair value disclosures under GAAP) and investment securities as disclosed in Note 4 of these consolidated financial statements, the carrying amounts of all other financial instruments, which consist of cash and cash equivalents, restricted cash and cash equivalents, premiums receivable and other assets, notes payable, and accounts payable and other liabilities, approximate their fair values due to their short-term nature.

Concentration of underwriting risk

A substantial portion of the Company's current reinsurance business ultimately relates to the risks of a limited number of entities; accordingly, the Company's underwriting risks are not diversified.

Concentrations of Credit and Counterparty Risk

The Company markets retrocessional and reinsurance policies worldwide through its brokers. Credit risk exists to the extent that any of these brokers may be unable to fulfill their contractual obligations to the Company. For example, the Company is required to pay amounts owed on claims under policies to brokers, and these brokers, may fail to pay over the money to the cedants. In some jurisdictions, if a broker fails to make such a payment, the Company might remain liable to the ceding company for the deficiency. In addition, in certain jurisdictions, when the ceding company pays premiums for these policies to brokers, these premiums are considered to have been paid and the ceding insurer is no longer liable to the Company for those amounts, whether or not the premiums have actually been received.

The Company remains liable for losses it incurs to the extent that any third-party reinsurer is unable or unwilling to make timely payments under reinsurance agreements. The Company would also be liable in the event that its ceding companies were unable to collect amounts due from underlying third-party reinsurers.

The Company mitigates its concentration of credit risk and counterparty risk by using reputable several counterparties which decreases the likelihood of any significant concentration of credit risk with any one counterparty.

13. FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES (continued)

Market risk

Market risk exists to the extent that the values of the Company's monetary assets fluctuate as a result of changes in market prices. Changes in market prices can arise from factors specific to individual securities or their respective issuers, or factors affecting all securities traded in a particular market. Relevant factors for the Company are both volatility and liquidity of specific securities and markets in which the Company holds investments. The Company has established investment guidelines that seek to mitigate significant exposure to market risk.

14. LEASES

Operating lease right-of-use assets and operating lease liabilities are recognized in the consolidated balance sheets. We determine if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two operating lease obligations namely for the Company's office facilities located at Suite 201, 42 Edward Street Grand Cayman, Cayman Islands and residential space at Turnberry Villas in Grand Cayman, Cayman Islands. At December 31, 2025, the office lease has a remaining lease term of approximately fourteen (14) months. The residential lease term ended on December 31, 2025 and was renewed for a period of one (1) year.

The components of lease expense and other lease information as of and during the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	Year Ended December 31,			
	2025		**2024**	
Operating Lease Cost [1]	$	114	$	107
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	114	$	107

[1] Includes short-term leases

(in thousands)	At December 31,			
	2025		**2024**	
Operating lease right-of-use assets	$	43	$	148
Operating lease liabilities	$	43	$	148
Weighted-average remaining lease term - operating leases		0.75 years		1.18 years
Weighted-average discount rate - operating leases		9.5%		9.03%

14. LEASES (continued)

Future minimum lease payments under non-cancellable leases as of December 31, 2025 and 2024, reconciled to our discounted operating lease liability presented on the consolidated balance sheets are as follows:

		At December 31,	
(in thousands)	2025		2024
2025	$ -	$	114
2026	$ 39	$	39
thereafter	$ 6	$	6
Total future minimum lease payments	$ 45	$	159
Less imputed interest	(2)		(11)
Total operating lease liabilities	$ 43	$	148

15. RELATED PARTY TRANSACTIONS

HCI and Tailrow Insurance exchange ("HCI") Contract

During the year ended December 31, 2025, the Company entered into a reinsurance agreement with HCI, which is a related entity through common directorship. At December 31, 2025, included within premium receivable, deferred acquisition costs and unearned premiums on the consolidated balance sheets are amounts equal to $460,000, $47,000 and $430,000 respectively, relating to the reinsurance agreement with HCI. During the year ended December 31, 2025, included within assumed premiums, change in unearned premium reserve and policy acquisition costs and underwriting expenses on the consolidated statements of operations are amounts equal to $1,033,000, $(430,000) and $66,000, respectively.

EpsilonCat Re Tokens

During the year ended December 31, 2024, Mr. Jay Madhu, a director and officer of the Company and its subsidiaries, entered into subscription agreement to purchase a total of 9,245 Series Epsilon Cat Re tokens at a purchase price of $10.00 per token for aggregate gross proceeds of $92,447. Ownership of EpsilonCat Re tokenized reinsurance securities indirectly conferred fractionalized interests in reinsurance contracts underwritten by Oxbridge Re NS for the 2024-2025 treaty year.

TypTap Insurance Company ("TypTap") Contract

During the year ended December 31, 2024 the Company entered into a reinsurance agreement with TypTap, an insurance subsidiary of HCI Group, Inc. ("HCI"). Jay Madhu, our Chairman and Chief Executive Officer, also serves as a non-employee director of HCI. Pursuant to the agreement, we have agreed to indemnify HCI and TypTap for a portion of reinstatement premium which HCI or TypTap pays or becomes liable to pay to reinstate reinsurance protection. At December 31, 2024, included within premium receivable, deferred acquisition costs and unearned premiums on the consolidated balance sheets are amounts equal to $447,000, $46,000 and $418,000 respectively, relating to the reinsurance agreement with TypTap. During the years ended December 31, 2024, included within assumed premiums, change in unearned premium reserve and policy acquisition costs and underwriting expenses on the consolidated statements of operations are amounts equal to $1,003,000, $39,000 and $115,000, respectively.

Bridge Loan with Affiliate

On September 11, 2023, the Company, along with seven (7) other investors, entered into a binding term sheet ("Bridge Agreement") with Jet.AI to provide Jet.AI with an aggregate sum of $500,000 of short-term bridge financing pending its receipt of funds from its other existing financing arrangements.

The Bridge Agreement provided for the issuance of Notes in an aggregate principal amount of $625,000, reflecting a 20% original issue discount. The Notes bore interest at 5% per annum and matured on March 11, 2024.

15. RELATED PARTY TRANSACTIONS (continued)

The Company invested the sum of $100,000 in the Notes and is recorded as "Loan Receivable" on the consolidated balance sheets at cost at December 31, 2023. On March 11, 2024, the Notes matured and were redeemed by Jet.AI in accordance with the Bridge Agreement. The Company received an aggregate of $141,000 upon the redemption of the Notes.

Jet.AI and Sponsor payments

During the year ended December 31, 2024, the Series A-1 preferred shares held by the Sponsor were redeemed by Jet.AI for an aggregate amount of $675,000. The Sponsor distributed $393,195 to the Company representing the repayment of its extension loan of $284,765, working capital loan of $61,906, and dividend redistribution of $46,524.

16. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following (in thousands):

| | At December 31, | |
	2025	2024
Leasehold improvements	$ 21	$ 21
Furniture and Fixtures	38	41
Motor vehicle	50	34
Computer equipment and software	37	39
Total, at cost	146	135
less accumulated depreciation and amortization	(130)	(134)
Property and equipment, net	$ 16	$ 1

17. SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions for potential recognition or disclosure in our consolidated financial statements.

Promissory Note:

On February 11, 2026, the Company entered into a Promissory Note (the "Note") with Real World Digital Assets LLC (the "Lender"), pursuant to which the Company borrowed $1,000,000 in principal amount. The Note has a 6-month maturity, with the outstanding principal and interest due and payable on August 14, 2026, unless repaid earlier. The Note bears interest at a rate of 16% per annum, and should an event of default occur, interest accrues at a rate of 36% per annum, or the maximum rate permitted by applicable law. The Note may be prepaid at any time without premium or penalty. The proceeds of the Note were funded on February 12, 2026 and would be used for working capital and general corporate purposes. The Note constitutes a binding and enforceable obligation of the Company, and the obligations under the Note are secured by a Security Agreement granting the Lender a security interest in substantially all assets of the Company.

T20:2027 and T42:2027 Digital Tokens Launch

On February 10, 2026, the Company and its indirect subsidiary SurancePlus Inc. ("SurancePlus"), a British Virgin Islands Business Company, announced the commencement of an offering by SurancePlus of Participation Shares (the "Securities") represented by digital tokens to be issued under a 3-year Participation Share Investment Contract (the "PSIC"). The Participation Shares are not shares in SurancePlus (or the Company) and shall have no preemptive right or conversion rights. The Participation Shares solely confer contractual rights against SurancePlus as contained in the PSIC. At the offering's commencement, up to an aggregate of two million (2,000,000) Participation Shares will be issued, represented by digital tokens labelled "T20-2027" and "T42-2027", representing our balanced yield and high yield participation shares, respectively. The quantity of Participation Shares to be issued in subsequent years of 2027, and 2028, shall be disclosed prior to their issuances. At the start of the offering, the Participation Shares will be offered at an initial price of $10.00 per Participation Share, with varying discounts up to 5% per Participation Share for investments above varying specific thresholds.

17. SUBSEQUENT EVENTS (continued)

The net proceeds from the offer and sale of the Participation Shares will be used by SurancePlus to purchase one or more participating notes of Oxbridge Re NS, an affiliated Cayman Islands licensed reinsurance entity, and the proceeds from the sale of such participating notes will be invested in collateralized reinsurance contracts to be underwritten by Oxbridge Re NS.

The holders of the Participation Shares will generally be entitled to receive proceeds from payments on the participating notes in an amount equal to their Investor Final Return, consisting of the initial Participation Share Price plus their allocated share of net underwriting profits, subject to a preferred return hurdle of 8% (annualized) and 16% (annualized) for the balance yield and high yield participation shares, respectively, below which 100% of such profits are allocated to investors, and above which profits are generally shared 80% to investors and 20% to SurancePlus.

Exhibit 4.4

Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended

As of December 31, 2025, Oxbridge Re Holdings Limited (the "Company," "we," "us," and "our") had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") – our ordinary shares and warrants to purchase ordinary shares.

The following description of our capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Memorandum and Articles of Association ("Articles") and our form of Warrant Agreement (as amended by Amendment #2 to Warrant Agreement), each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and incorporated by reference herein.

Ordinary Shares

General

The ordinary shares constitute common equity of our company. We are authorized to issue up to 500,000,000 ordinary shares, par value $0.001. As of the date of this Annual Report on Form 10-K, our share capital consists of only the ordinary shares. However, subject to the provisions in the Articles and without prejudice to any rights of existing shares, the Board of Directors may create different classes of shares and may vary the rights of such classes of shares.

Dividends

The Board of Directors may declare dividends and other distributions out of funds legally available for dividends and in accordance with the Companies Law of the Cayman Islands ("Companies Law") and the Articles. Our ability to pay dividends depends on the ability of Oxbridge Reinsurance Limited and/or Oxbridge Re NS, our subsidiaries, to pay dividends to us. Oxbridge Reinsurance Limited and Oxbridge Re NS are subject to the Cayman Islands regulatory constraints that affect its ability to pay dividends to us. Under the Cayman Islands law and related regulations, both Oxbridge Reinsurance Limited and Oxbridge Re NS must maintain a minimum net worth and may not declare or pay dividends that would result in non-compliance with such requirements. In addition, under the Cayman Islands law, Oxbridge Reinsurance Limited or Oxbridge Re NS may not pay or declare a dividend unless immediately following the date on which the dividend is proposed to be paid by us, Oxbridge Reinsurance Limited or Oxbridge Re NS, as the case may be, are able to pay our or their debts as they fall due in the ordinary course of business. Accordingly, we may not be able to declare or pay dividends on the ordinary shares. Except as otherwise provided by the rights attached to any shares, the Board of Directors may deduct from any dividend or other distribution payable to any holder of our shares all sums of money payable by such holder to the company.

Voting

Holders of our ordinary shares are generally entitled to one vote per share, other than in circumstances set forth in the Articles. In certain circumstances, the total voting power of our ordinary shares held by any one person will be reduced to less than 9.9% of the total voting power of the total issued and outstanding ordinary shares. In the event a holder of our ordinary shares acquires shares representing 9.9% or more of the total voting power of our total ordinary shares, there will be an effective reallocation of the voting power of the ordinary shares as described in the Articles.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our Articles.

Selection of Directors

There are currently five (5) directors on our Board of Directors. The number of directors may be increased or reduced by an ordinary resolution passed by a simple majority of the holders of our shares. Directors may be appointed by an ordinary resolution passed by a simple majority of the holders of our shares. However, the Board of Directors may also appoint an additional director, provided that the appointment does not cause the number of directors to exceed the number fixed in accordance with the Articles as the maximum number of directors.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption, or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Preemptive Rights; Redemption Rights; Further Calls and Assessment

Although our Articles allow us to issue shares with preemptive rights and redemption rights provisions, the ordinary shares are not subject to any preemptive rights or redemption rights provisions.

Our Articles also permit our Board of Directors to make calls upon holders in respect of monies unpaid on their shares.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders' meetings may be convened by our Board of Directors. Additionally, on the requisition of shareholders representing not less than 66.66% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least ten days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than a majority in par value of the total issued voting shares in our company.

Proceedings of Board of Directors

Our Articles provide that our business is to be managed and conducted by our Board of Directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Exempted Company

As a Cayman Islands exempted companies, each of Oxbridge Re Holdings Limited and Oxbridge Reinsurance Limited is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Register of Members

Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third-party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company be rectified where it considers that such register of members does not reflect the correct legal position. The register of members is not filed with, and it does not need to be approved by, the Cayman Islands authorities. Under Cayman Islands law, every person or entity that acquires our shares must have his, her or its name entered on our register of members in order to be considered a shareholder.

Warrants

Each warrant may be exercised to purchase one ordinary share from us at a purchase price of $7.50 per share. The warrants can be exercised at any time until March 26, 2029. The warrants are exercised by surrendering to us the warrants to be exercised, with an exercise form included therein duly completed and executed and paying to us the exercise price per share in cash or check payable to us. At any time while there is an effective registration statement available for the issuance of shares issuable pursuant to the warrants, the warrants may be exercised only with a cash payment. If a registration statement is not available for the issuance of the underlying shares, the warrants may be exercised on a cashless net-share basis. We are obligated under the warrants to use our best efforts to maintain an effective registration statement with respect to the issuance of the underlying shares. However, under no circumstances will a holder of warrants be entitled to settle the warrants for cash, even in the absence of an effective registration statement.

As long as any warrants remain outstanding, ordinary shares to be issued upon the exercise of warrants will be adjusted in the event of one or more stock splits, readjustments or reclassifications. In the event of the foregoing, the remaining number of ordinary shares still subject to the warrants shall be increased or decreased to reflect proportionately the increase or decrease in the number of ordinary shares outstanding and the exercise price per share shall be decreased or increased as the case may be, in the same proportion.

We have reserved a sufficient number of ordinary shares for issuance upon exercise of the warrants and such shares, when issued in accordance with the terms of the warrants, will be fully paid and non-assessable. Fractional shares will not be issued upon the exercise of warrants, and no payment will be made with respect to any fractional shares to which any warrant holder might otherwise be entitled upon exercise of warrants. No adjustments as to previously declared or paid cash dividends, if any, will be made upon any exercise of warrants.

The holders of the warrants as such are not entitled to vote, receive dividends or to exercise any of the rights of holders of ordinary shares for any purpose until such warrants shall have been duly exercised and payment of the purchase price shall have been made.

If for at least ten (10) trading days within any period of twenty (20) consecutive trading days, including the last trading day of the period, the closing price per ordinary exceeds 125% of the warrant's exercise price, we may cancel any warrants remaining outstanding and unexercised. The date upon which we may cancel such warrants must be a date which is more than thirty (30) calendar days, but less than sixty (60) calendar days, after a notice is mailed by first class mail to all registered holders of the warrants following the satisfaction of the conditions described above, or such longer time as may be required by regulatory authorities. The notice of cancellation must be mailed by us on or before the ninetieth (90th) calendar day following the last trading day of any twenty (20) consecutive trading day period that triggers our right to cancel any warrants.

Book-Entry Form

Individual certificates will not be issued for the ordinary shares and warrants. Instead, one or more global certificates are deposited by us with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the ordinary shares and warrants outstanding at any time. Accordingly, holders of our shares and warrants are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies ("DTC Participants"), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant ("Indirect Participants"), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the securities through DTC Participants or Indirect Participants. The securities are only transferable through the book-entry system of DTC. Holders who are not DTC Participants may transfer their securities through DTC by instructing the DTC Participant holding their securities (or by instructing the Indirect Participant or other entity through which their securities are held) to transfer the securities. Transfers will be made in accordance with standard securities industry practice.

Anti-Takeover Provisions

Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

- authorize our Board of Directors to issue shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders;

- prohibit cumulative voting (the ordinary shares will generally be entitled to one vote per share other than in the circumstances noted in the Articles); and

- establish requirements for proposing matters that can be acted on by shareholders at extraordinary general meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exhibit 21.1

Subsidiaries of Oxbridge Re Holdings Limited

Oxbridge Re Holdings Limited is the owner of the following equity interests in:

- Oxbridge Reinsurance Limited, which was incorporated on April 23, 2013 under the laws of the Cayman Islands (100%).

- Oxbridge Re NS Limited, which was incorporated on December 22, 2017 under the laws of the Cayman Islands (80%).

- SurancePlus Holdings Ltd (f/k/a Oxbridge VT Ltd.), which was incorporated on January 27, 2022 under the laws of the Cayman Islands (80%).

- DSN Blockchain Technologies Ltd., which was incorporated on February 18, 2022 under the laws of the Cayman Islands (80%).

- OAC Equity Holdings LLC, which was incorporated on May 18, 2021 under the laws of the Cayman Islands (100%).

- SurancePlus, Inc. which was incorporated on December 19, 2022 under the laws of the British Virgin Islands (80%).

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 26, 2025, with respect to the consolidated financial statements included in the Annual Report of Oxbridge Re Holdings Limited on Form 10-K for the year ended December 31, 2025. We consent to the incorporation by reference of said report in the Registration Statement of Oxbridge Re Holdings Limited on Form S-3 (File No. 333-262590).

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 26, 2026

Exhibit 31.1

Certifications of the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and
Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Jay Madhu, certify that:

1. I have reviewed this Annual Report on Form 10-K of Oxbridge Re Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2026

By: */s/ JAY MADHU*
    Jay Madhu
    Chief Executive Officer and President
    (Principal Executive Officer)

Exhibit 31.2

Certifications of the Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and
Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Wrendon Timothy, certify that:

1. I have reviewed this Annual Report on Form 10-K of Oxbridge Re Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2026

By:*/s/ WRENDON TIMOTHY*
    Wrendon Timothy
    Chief Financial Officer and Secretary
    (Principal Financial Officer and Principal
    Accounting Officer)

Exhibit 32

Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. §1350

Solely for the purposes of complying with 18 U.S.C. §1350, we, the undersigned Chief Executive Officer and Chief Financial Officer of Oxbridge Re Holdings Limited (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAY MADHU
Jay Madhu
Chief Executive Officer and President
(Principal Executive Officer)

/s/ WRENDON TIMOTHY
Wrendon Timothy
Chief Financial Officer and Secretary
(Principal Financial Officer and Principal
Accounting Officer)

Date: March 30, 2026